SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A

    INFORMATION TO BE INCLUDED IN STATEEMENTS FILED PURSUANT
             TO RULE 13d-1(A) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(1)

                        (Amendment No. 1)

                     PICTURETEL CORPORATION
                    -------------------------
                        (Name of Issuer)

                          Common Stock
                    -------------------------
                 (Title of Class of Securities)

                            720035302
                    -------------------------
                         (CUSIP Number)

                      F. Thomas Dunlap, Jr.
          Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
                    -------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          July 13, 2000
                    -------------------------
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box[ ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                          Page 1 of 73
                The Exhibit Index is on page 13.

CUSIP No. 720035302       Schedule 13D         Page 2 of 73 Pages


1.   NAME OF REPORTING PERSON                      Intel
                                                   Corporation
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE    94-1672743
     PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A          (a) [ ]
     GROUP                                               (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)               [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware

  NUMBER OF   7.     SOLE VOTING POWER              8,278,708(1)
   SHARES
BENEFICIALLY  8.     SHARED VOTING POWER                     N/A
  OWNED BY
    EACH      9.     SOLE DISPOSITIVE POWER            8,278,708
  REPORTING
 PERSON WITH  10.    SHARED DISPOSITIVE POWER                N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                   8,278,708

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
     (11)                                                   15.3%

14.  TYPE OF REPORTING PERSON                                  CO

--------------------------
(1) The Reporting Person owns 4,478,708 shares of Series A Preference Stock and 3,800,000 shares of Series B Preference
Stock. The Series A Preference Stock and Series B Preference Stock do not have voting rights but are convertible into shares of Common Stock on a one-for-one basis.

CUSIP No. 720035302       Schedule 13D         Page 3 of 73 Pages


Item 1.   Security and Issuer.
------    -------------------
          (a)    Name and Address of Principal Executive Offices
                 of Issuer:
                 ----------------------------------------------
                 PictureTel Corporation
                 100 Minuteman Road
                 Andover, Massachusetts 01810

          (b)    Title and Class of Equity Securities:
                 ------------------------------------
                 Series A Preference Stock (such Series A
                 Preference Stock is convertible into shares of PictureTel Corporation's Common Stock).

                 Series  B  Preference  Stock  (such  Series   B
                 Preference  Stock  will  be  convertible   into
                 shares of PictureTel Corporation's Common Stock after October 13, 2000).

Item 2.   Identity and Background.
------    -----------------------
          (a)    Name of Person Filing:  Intel Corporation (the
                 "Reporting Person")

          (b)    Principal Business:  Manufacturer of
                 microcomputer components, modules and systems

          (c)    Address of Principal Business and Principal
                 Office:
                 ---------------------------------------------
                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (d)    Criminal Proceedings:
                 --------------------
                 During   the   last  five  years  neither   the
                 Reporting Person nor any officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:
                 -----------------
                 During the last five years neither the Reporting Person nor any officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

          (f)    Place of Organization:    Delaware
                 ---------------------

CUSIP No. 720035302       Schedule 13D         Page 4 of 73 Pages


                 Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------
          (a) Source of Funds: Funds for the purchase of the Series B Shares (as defined in Item 4) will be derived from the Reporting Person's working capital

          (b)    Amount of Funds:  The Reporting Person will pay
                 Nine Million, Five Hundred Thousand Dollars
                 ($9,500,000) to acquire the Series B Shares (as defined in Item 4).

Item 4.   Purpose of the Transaction.
------    --------------------------
          As previously reported, on February 17, 1999, pursuant to a Stock Purchase and Investor Rights Agreement, dated January 18, 1999, between the Reporting Person and the Issuer (the "Series A Purchase Agreement"), the Reporting Person purchased from Issuer the number of shares of Issuer's Series A Preference Stock (the "Series A Shares") equal to Thirty Million, Five Hundred Thousand Dollars ($30,500,000), divided by a per share purchase price equal to the lower of (i) Six Dollars and Eighty-One Cents ($6.81), or (ii) the average of the closing prices of one share of Issuer's Common Stock on the Nasdaq National Market during the five trading day period ending on the second trading day immediately preceding the closing of the purchase of the Series A Shares.

          On July 13, 2000, the Reporting Person, the issuer and certain other persons entered into a Stock Purchase and Investors Rights Agreement (the "Series B Purchase Agreement"), pursuant to which the Reporting Person and other purchasers agreed to purchase from the Issuer, and the Issuer agreed to sell, an aggregate of 8,738,000 shares of the Issuer's Series B Preference Stock at an aggregate purchase price of $21,845,000. Under the Series B Purchase Agreement, the Reporting Person will purchase 3,800,000 of shares of Issuer's Series B Preference Stock (the "Series B Shares"). The closing of the transaction, which is subject to customary closing conditions, is expected to occur on or around July 24, 2000.

          The Reporting Person will hold the Series A Shares and the Series B Shares as an investment. Depending on the Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Person will from time to time explore opportunities for liquidating all or a portion of the Series A Shares and the Series B Shares (or the shares of Common Stock into which the Series A Shares and

CUSIP No. 720035302       Schedule 13D         Page 5 of 73 Pages


          the Series B Shares are convertible), through one or more sales pursuant to public or private offerings or otherwise. In such event, the Reporting Person may determine to retain some portion of the Series A Shares and the Series B Shares (or such underlying shares of Common Stock) as an investment.

Item 5.   Interests in Securities of the Issuer.
------    -------------------------------------
          The information contained in Item 4 is incorporated herein by this reference.

          (a)    Number of Shares Beneficially Owned:  8,278,708

                 Right to Acquire:  8,278,708

                 Percent of Class:  15.3%

          (b)    Sole Power to Vote, Direct the Vote of, or
                 Dispose of Shares:  8,278,708

          (c)    Recent Transactions:  See Item 4.

          (d)    Rights with Respect to Dividends or Sales
                 Proceeds:  N/A

          (e)    Date of Cessation of Five Percent Beneficial
                 Ownership:  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
------    ----------------------------------------------------
          Pursuant to the Series A Purchase Agreement and the Series B Purchase Agreement (each as defined in Item
          4), the Reporting Person has, under certain circumstances, various rights related to: (a) registration of the Series A Shares, Series B Shares and the Common Stock issuable upon conversion or exchange of the Series A Shares and Series B Shares pursuant to certain shelf, demand and piggyback registration rights granted to the Reporting Person;
          (b) a representative of the Reporting Person observing board of director and committee meetings of the Issuer in a non-voting capacity; (c) certain rights of consent, notification and negotiation in connection with certain sales of securities, acquisitions, asset sales, grants of licenses and other corporate events of the Issuer or any of its significant subsidiaries; and (d) the participation in future issuances of securities by the Issuer and the maintenance of the Reporting Person's percentage ownership of the Issuer. Pursuant to a Letter Agreement, dated January 18, 1999, between the Issuer and the Reporting Person, the Issuer has certain rights of notification and negotiation in connection with certain proposed sales by the Reporting Person of the Shares or Common Stock issuable upon conversion of the Shares.

CUSIP No. 720035302       Schedule 13D         Page 6 of 73 Pages

Item 7.   Material to Be Filed as Exhibits.
------    --------------------------------
          Exhibit 1   PictureTel Corporation Stock Purchase and
                      Investor Rights Agreement, dated
                      January 18, 1999.*

          Exhibit 2 Press Releases of PictureTel Corporation and Intel Corporation, dated January 19 and 20, 1999.*

          Exhibit 3 Letter Agreement, dated January 18, 1999, between Intel Corporation and PictureTel
                      Corporation.*

          Exhibit 4   PictureTel Corporation Stock Purchase and
                      Investors Rights Agreement, dated July 13,
                      2000.

          Exhibit 5   Press Release of PictureTel Corporation,
                      Intel Corporation and the State of
                      Wisconsin Investment Board, dated July 13,
                      2000.

          *Previously filed

CUSIP No. 720035302       Schedule 13D         Page 7 of 73 Pages


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 20, 2000

                                 INTEL CORPORATION

                                 By:  /s/F. Thomas Dunlap, Jr.
                                      ------------------------
                                      F. Thomas Dunlap, Jr.
                                      Vice President, General
                                      Counsel and Secretary

CUSIP No. 720035302       Schedule 13D         Page 8 of 73 Pages


                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and
certain  other  information with respect to each  Director:   All
Directors are United States citizens except as indicated below.

Name:             Craig R. Barrett

Business          Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         President and Chief Executive Officer
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             John Browne

Business          BP Amoco p.l.c., Britannic House, 1 Finsbury
Address:          Circus, London EC2M 7BA

Principal         Group Chief Executive
Occupation:

Name, principal   BP Amoco p.l.c., an integrated oil company.
business and      Britannic House, 1 Finsbury Circus
address of        London EC2M 7BA
corporation or
other
organization in
which employment
is conducted:

Citizenship:      British

CUSIP No. 720035302       Schedule 13D         Page 9 of 73 Pages


Name:             Winston H. Chen

Business          Paramitas Foundation, 3945 Freedom Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization in
which employment
is conducted:


Name:             Andrew S. Grove

Business          Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Chairman of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             D. James Guzy

Business          The Arbor Company, 1340 Arbor Road, Menlo
Address:          Park, CA 94025

Principal         Chairman
Occupation:

Name, principal   The Arbor Company, a limited partnership
business and      engaged in the electronics and computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization in
which employment
is conducted:

CUSIP No. 720035302       Schedule 13D        Page 10 of 73 Pages


Name:             Gordon E. Moore

Business          Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Chairman Emeritus of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David S. Pottruck

Business          The Charles Schwab Corporation, 101 Montgomery
Address:          Street, San Francisco, CA 94104

Principal         President and Co-Chief Executive Officer
Occupation:

Name, principal   The Charles Schwab Corporation, a financial
business and      services provider
address of        101 Montgomery Street
corporation or    San Francisco, CA 94104
other
organization in
which employment
is conducted:


Name:             Jane E. Shaw

Business          AeroGen, Inc., 1310 Orleans Drive, Sunnyvale,
Address:          CA 94089

Principal         Chairman and Chief Executive Officer
Occupation:

Name, principal   AeroGen, Inc., a private company specializing
business and      in controlled delivery of drugs to the lungs
address of        1310 Orleans Drive
corporation or    Sunnyvale, CA 94089
other
organization in
which employment
is conducted:

CUSIP No. 720035302       Schedule 13D        Page 11 of 73 Pages


Name:             Leslie L. Vadasz

Business          Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Executive Vice President; President, Intel
Occupation:       Capital

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Morgan Hall 215,
Address:          Soldiers Field Park Road, Boston, MA 02163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of        Morgan Hall 215,Soldiers Field Park Road
corporation or    Boston, MA 02163
other
organization in
which employment
is conducted:


Name:             Charles E. Young

Business          University of Florida, 226 Tigert Hall, P.O.
Address:          Box 113150, Gainesville, FL 32610

Principal         Interim President of the University of Florida
Occupation:

Name, principal   University of Florida
business and      226 Tigert Hall
address of        P.O. Box 113150
corporation or    Gainesville, FL 32610
other
organization in
which employment
is conducted:

CUSIP No. 720035302       Schedule 13D        Page 12 of 73 Pages


                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address. All executive officers are United States citizens except as indicated below.

Name:        Paul S. Otellini
Title:       Executive Vice President; General Manager, Intel
             Architecture Group

Name:        Gerhard H. Parker
Title:       Executive Vice President; General Manager, New
             Business Group

Name:        Andy D. Bryant
Title:       Senior Vice President, Chief Financial and
             Enterprise Services Officer

Name:        Sean M. Maloney
Title:       Senior Vice President, Director, Sales and
             Marketing Group
Citizenship: British

Name:        Michael R. Splinter
Title:       Senior Vice President; General Manager, Technology
             and Manufacturing Group

Name:        Albert Y. C. Yu
Title:       Senior Vice President; General Manager, Intel
             Architecture Group

Name:        F. Thomas Dunlap, Jr.
Title:       Vice President, General Counsel and Secretary

Name:        Arvind Sodhani
Title:       Vice President, Treasurer

CUSIP No. 720035302       Schedule 13D        Page 13 of 73 Pages


                          EXHIBIT INDEX
                                                    Sequentially
                                                      Numbered
Exhibit No.  Document                                   Page
-----------  ------------------------------------   ------------
Exhibit 1    PictureTel Corporation Stock Purchase
             and Investor Rights Agreement, dated
             January 18, 1999.*

Exhibit 2    Press Releases of PictureTel
             Corporation and Intel Corporation,
             dated January 19 and 20, 1999.*

Exhibit 3    Letter Agreement, dated January 18,
             1999, between Intel Corporation and
             PictureTel Corporation.*

Exhibit 4    PictureTel Corporation Stock Purchase
             and Investors Rights Agreement, dated       14
             July 13, 2000.

Exhibit 5    Press Release of PictureTel
             Corporation, Intel Corporation and          71
             the State of Wisconsin Investment
             Board, dated July 13, 2000.

*Previously filed

CUSIP No. 720035302       Schedule 13D        Page 14 of 73 Pages


                            EXHIBIT 1

          STOCK PURCHASE AND INVESTOR RIGHTS AGREEMENT

                      (dated July 13, 2000)

CUSIP No. 720035302       Schedule 13D        Page 15 of 73 Pages


                     PICTURETEL CORPORATION

          STOCK PURCHASE AND INVESTOR RIGHTS AGREEMENT

This Stock Purchase and Investor Rights Agreement (this "Agreement") is made and entered into as of July 13, 2000, by and between PictureTel Corporation, a Delaware corporation (the "Company"), Intel Corporation, a Delaware corporation ("Intel"), the State of Wisconsin Investment Board ("SWIB"), and the persons listed on Schedule 1 attached hereto (each such person, and Intel, being referred to herein individually as an "Investor" and collectively as the "Investors").

                            RECITALS

WHEREAS, the Company desires to sell to the Investors, and the Investors desire to purchase from the Company, shares of Series B Preference Stock, par value $.01 per share, of the Company (the "Series B Preference Stock"), on the terms and conditions set forth in this Agreement; and

WHEREAS, such Series B Preference Stock will be convertible into shares of the Common Stock, par value $.01 per share, of the Company (the "Common Stock").

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   AGREEMENT TO PURCHASE AND SELL STOCK.

      (a) Authorization. The Company's Board of Directors will, prior to the Closing, authorize the issuance, pursuant to the terms and conditions of this Agreement, of shares of Series B Preference Stock, having the rights, preferences, privileges and restrictions set forth in the Certificate of Designations, Preferences and Other Rights of Series B Preference Stock in the form attached hereto as Exhibit A (the "Certificate of Designations") and in an amount equal to the number of Purchased Shares (as defined in Section 1(b)), and shall further reserve for issuance upon conversion of the Series B Preference Stock the number of shares of Common Stock issuable upon the conversion of the Purchased Shares.

     (b) Agreement to Purchase and Sell Securities. The Company hereby agrees to issue to the Investors at the Closing (as defined below), and the Investors hereby agree to acquire from the Company at the Closing, the number of shares of Series B Preference Stock (collectively, the "Purchased Shares") equal to Twenty-One Million Eight Hundred Forty-Five Thousand Dollars ($21,845,000) (the "Purchase Price") divided by the Per Share Purchase Price (as defined below), rounded up to the nearest whole share. As used in this Agreement, "Per Share Purchase Price" equals Two Dollars and Fifty Cents ($2.50). The allocation of the Purchase Price among the Investors is set forth opposite such Investor's name on Schedule 1 attached hereto. At the Closing, each Investor shall receive the number of Purchased Shares equal to the Purchase Price set forth opposite such Investor's name on Schedule 1 attached hereto divided by the Per Share Purchase Price.

CUSIP No. 720035302       Schedule 13D        Page 16 of 73 Pages


      (c) Use of Proceeds. The Company intends to apply the net proceeds from the sale of the Purchased Shares for working capital and other general corporate purposes.

2. CLOSING. The purchase and sale of the Purchased Shares shall take place at the offices of Gibson, Dunn & Crutcher LLP, 1530 Page Mill Road, Palo Alto, California, at 10:00 a.m. California time, within three (3) business days after the conditions set forth in Sections 5 and 6 have been satisfied (or waived by the party entitled to waive any such conditions), or at such other time and place as the Company and the Investors mutually agree upon (which time and place are referred to in this Agreement as the "Closing"). At the Closing, the Company will deliver to the Investors certificates representing the Purchased Shares against delivery to the Company by the Investors of the
Purchase Price in cash paid by wire transfer of funds to the Company. Closing documents may be delivered by facsimile with original signature pages sent by overnight courier. The date of the Closing is referred to herein as the Closing Date.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Investors that the statements in this Section 3 are true and correct, except as set forth in the Disclosure Letter (as defined in Section 7(a)(ii)):

      (a) Organization Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority required to (a) carry on its business as presently conducted, and (b) enter into this Agreement and the other agreements, instruments and documents contemplated hereby, and to consummate the transactions contemplated hereby and thereby. The Company is qualified to do business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means a material adverse effect on, or a material adverse change in, or a group of such effects on or changes in, the business, operations, financial condition, results of operations, prospects, assets or liabilities of the applicable party and its subsidiaries, taken as a whole.

      (b) Capitalization. The capitalization of the Company, without giving effect to the transactions contemplated by this Agreement, is as follows. The authorized stock of the Company will consist, immediately prior to the issuance of shares of the Series B Preference Stock under this Agreement, only of (i) Eighty Million (80,000,000) shares of Common Stock, of which 40,966,647 shares were issued and outstanding as of July 1, 2000; and (ii) Fifteen Million (15,000,000) shares of Preference Stock, of which 800,000 are designated Junior Preference Stock reserved for issuance under the Rights Agreement dated as of March 25, 1992 (the "Rights Agreement") between the Company and The First National Bank of Boston as Rights Agent, none of which is issued and outstanding on the date hereof, 4,500,000 are designated Series A Preference Stock, of which 4,478,708 shares are issued and outstanding as of the date hereof and 9,000,000 are designated Series B Preference Stock, of which no shares are issued and outstanding on the date hereof. All such shares of Common Stock, Series A Preference Stock, Series B Preference Stock and Junior Preference Stock have been duly authorized, and all such issued and outstanding shares of Common Stock and Series A Preference Stock have been validly issued, are fully paid and nonassessable and are free and clear of all liens, claims and encumbrances, other than any liens, claims or encumbrances created by or imposed upon the

CUSIP No. 720035302       Schedule 13D        Page 17 of 73 Pages


holders thereof. As of the date hereof, the Company has also reserved (i) 4,478,708 shares of Common Stock for issuance upon conversion of the outstanding Series A Preference Stock, (ii) 8,738,000 shares of Common Stock for issuance upon conversion of the Series B Preference Stock to be purchased hereunder, and
(iii) 9,344,829 shares of Common Stock for issuance upon exercise of options or other stock awards granted to officers, directors, employees or independent contractors or affiliates of the Company under the Company's 1984 Stock Option Plan, the Art Fatum Stock Option Plan, the Cathy O'Rourke Stock Option Plan, the Lewis Jaffe Stock Option Plan, the Robert Byrnes Stock Option Plan, the 1994 Employee Purchase Plan, the 1999 International Stock
Purchase Plan, the Directors Stock Option Plan, the Equity Incentive Plan, the 1999 Equity Plan, the MultiLink 1987 Stock Option Plan, the MultiLink 1996 Stock Option Plan and the Starlight Stock Option Plan (collectively, the "Plans"). All shares of Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except for warrants to purchase 2,723 shares of Common Stock issued in connection with the Company's acquisition of Starlight Networks, there are no other equity securities, options, warrants, calls, rights, commitments or agreements of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of the Company or obligating the Company to grant, extend or enter into any such equity security, option, warrant, call, right, commitment or agreement. The Company does not have any subsidiaries, nor does the Company own any capital stock, assets comprising the business of, obligations of, or any other interest (including any equity or partnership interest) in, or any outstanding loan or advance to or from, any person or entity.

      (c) Due Authorization. All corporate actions on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution, delivery of, and the performance of all obligations of the Company under this
Agreement, and the authorization, issuance, reservation for issuance and delivery of all of the Purchased Shares being sold under this Agreement, and all Common Stock issuable upon conversion of the Purchased Shares, have been or will be taken, and this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, except (a) as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of law governing the availability of equitable remedies and (b) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

     (d)  Valid Issuance of Stock.

          (i) Valid Issuance. The shares of Series B Preference Stock to be issued pursuant to this Agreement, and the shares of Common Stock issuable upon conversion thereof, will be, upon payment therefor by the Investors in accordance with this Agreement, or conversion in accordance with the Certificate of Designations, duly authorized, validly issued, fully paid and non-assessable.

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CUSIP No. 720035302       Schedule 13D        Page 18 of 73 Pages


           (ii)  Compliance with Securities Laws.   Assuming  the
correctness  of  the  representations made by  the  Investors  in
Section 4 hereof, the Purchased Shares will be issued to the Investors in compliance with applicable exemptions from (A) the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act") and (B) the registration and qualification requirements of all applicable securities laws of the states of the United States.

      (e) Governmental Consents. No consent, approval, order or authorization of, or registration qualification, designation, declaration or filing with, or notice to, any federal, state or local governmental authority on the part of the Company is required in connection with the issuance of the Purchased Shares to the Investors, or the consummation of the other transactions contemplated by this Agreement, except for: (i) compliance with the HSR Requirements (as defined below) that may be required for the conversion of the Series B Preference Stock; (ii) the listing of the Common Stock issuable upon conversion of the Series B Preference Stock on the Nasdaq National Market, (iii) the approval of the Company's application to Nasdaq pursuant to Rule 4460 of the NASD Marketplace Rules, and (iv) the filing of the
Certificate of Designations with the Secretary of State of the State of Delaware. All such qualifications and filings will, in the case of qualifications, be effective on the Closing and will, in the case of filings, be made within the time prescribed by law. As used herein, the term "HSR Requirements" means compliance with the filing and other requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act").

       (f) Non-Contravention. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby (including issuance of the Purchased Shares, and issuance of shares of Common Stock upon conversion of the Purchased Shares), do not and will not (i) contravene or conflict with the Certificate of Incorporation or Bylaws of the Company; (ii) constitute a violation of any provision of any federal, state, local or foreign law binding upon or applicable to the Company; or (iii) constitute a default or require any consent under, give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Company is entitled under, or result in the creation or imposition of any lien, claim or encumbrance on any assets of the Company under, any contract to which the Company is a party or any permit, license or similar right relating to the Company or by which the Company may be bound or affected.

      (g) Litigation. There is no action, suit, proceeding, claim, arbitration or investigation ("Action") pending or, to the best of the Company's knowledge, threatened: (a) against the
Company, its activities, properties or assets, or any officer, director or employee of the Company in connection with such officer's, director's or employee's relationship with, or actions taken on behalf of, the Company, or (b) that seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement (including issuance of the Purchased Shares). The Company is not a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. No Action by the Company is currently pending nor does the Company intend to initiate any Action that is reasonably likely to be material to the Company.

CUSIP No. 720035302       Schedule 13D        Page 19 of 73 Pages


     (h) Compliance with Law and Charter Documents. The Company is not in violation or default of any provisions of its
Certificate of Incorporation or Bylaws, both as amended. The Company has complied in all material respects and is in material compliance with all applicable statutes, laws, rules, regulations and orders of the United States of America and all states thereof, foreign countries and other governmental bodies and agencies having jurisdiction over the Company's business or properties.

     (i)  SEC Documents.

           (1) Reports. The Company has furnished to the Investors prior to the date hereof a complete and correct list of all registration statements, reports and proxy statements filed by the Company with the SEC on or after March 31, 2000 (the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, its Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2000 and all such other registration statements, reports and proxy statements are collectively referred to herein as the "SEC Documents"). Each of the SEC Documents, as of the respective date thereof (or if amended or superseded by a filing prior to the Closing Date, then on the date of such filing), did not, and each of the registration statements, reports and proxy statements filed by the Company with the SEC after the date hereof and prior to the Closing will not, as of the date thereof (or if amended or superseded by a filing after the date of this Agreement, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company is not a party to any material contract, agreement or other arrangement that was required to have been filed as an exhibit to the SEC Documents that was not so filed.

           (2) Financial Statements. The Company has provided the Investors with copies of its audited financial statements (the "Audited Financial Statements") for the fiscal year ended December 31, 1999, and its unaudited financial statements for the three?month period ended March 31, 2000 (the "Balance Sheet Date"). Since the Balance Sheet Date, the Company has duly filed with the SEC all registration statements, reports and proxy statements required to be filed by it under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act. The audited and unaudited consolidated financial statements of the Company included in the SEC Documents filed prior to the date hereof fairly present, in conformity with generally accepted accounting principles ("GAAP") (except, in the case of the Form 10?Q's, as may otherwise be permitted by Form 10-
Q) applied on a consistent basis (except as otherwise may be stated in the notes thereto), the consolidated financial position of the Company and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of unaudited interim financial statements).

      (j)   Absence of Certain Changes Since Balance Sheet  Date.
Since the Balance Sheet Date, the business and operations of the Company have been conducted in the ordinary course consistent with past practice, and there has not been:

           (i) any declaration, setting aside or payment of any dividend or other distribution of the assets of the Company with respect to any shares of capital stock of the

CUSIP No. 720035302       Schedule 13D        Page 20 of 73 Pages


Company or any repurchase, redemption or other acquisition by the Company or any subsidiary of the Company of any outstanding shares of the Company's capital stock;

           (ii) any damage, destruction or loss, whether or not covered by insurance, except for such occurrences, individually and collectively, that are not material to the Company;

          (iii) any waiver by the Company of a valuable right or of a material debt owed to it, except for such waivers, individually and collectively, that are not material;

          (iv) any material change or amendment to, or any waiver of any material right under a material contract or arrangement by which the Company or any of its assets or properties is bound or subject, except for changes, amendments or waivers that are expressly provided for or disclosed in this Agreement;

           (v) any change by the Company in its accounting principles, methods or practices or in the manner it keeps its accounting books and records, except any such change required by a change in GAAP; or

           (vi) any other event or condition of any character, except for such events and conditions that have not resulted, and could not reasonably be expected to result, either individually or collectively, in a Material Adverse Effect.

      (k) Invention Assignment and Confidentiality Agreement. Each employee and consultant or independent contractor of the Company whose duties include the development of products or Intellectual Property (as defined below), and each former employee and consultant or independent contractor whose duties included the development of products or Intellectual Property, has entered into and executed an invention assignment and confidentiality agreement in customary form or an employment or consulting agreement containing substantially similar terms.

     (l)  Intellectual Property.

           (i) Ownership or Right to Use. The Company has sole title to and owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents or patent applications, software, know-how, registered or unregistered trademarks and service marks and any applications therefor, registered or unregistered copyrights, trade names, and any applications therefor, trade secrets or other confidential or proprietary information ("Intellectual Property") necessary to enable the Company to carry on its business as currently conducted, except where any deficiency, or group of deficiencies, would not have a Material Adverse Effect.

           (ii) Licenses; Other Agreements. The Company is not currently the licensee of any material portion of the Intellectual Property of the Company. There are not outstanding any licenses or agreements of any kind relating to any Intellectual Property owned by the Company, except for agreements with customers of the Company entered into in the ordinary course of the Company's business and other licenses and agreements that, collectively, are not material. The Company is not obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Intellectual

CUSIP No. 720035302       Schedule 13D        Page 21 of 73 Pages


Property, except as the Company may be so obligated in the ordinary course of its business, as disclosed in the Company's
SEC Documents or where the aggregate amount of such payments could not reasonably be expected to be material.

            (iii)      No  Infringement.   The  Company  has  not
violated or infringed in any material respect, and is not currently violating or infringing in any material respect, and the Company has not received any communications alleging that the Company (or any of its employees or consultants) has violated or infringed, any Intellectual Property of any other person or entity.

           (iv) Employees and Consultants. To the best of the Company's knowledge, no employee of or consultant to the Company is in material default under any term of any material employment contract, agreement or arrangement relating to Intellectual
Property of the Company or any material non-competition arrangement, other contract or restrictive covenant relating to the Intellectual Property of the Company. The Intellectual Property of the Company (other than any Intellectual Property duly acquired or licensed from third parties) was developed entirely by the employees of or consultants to the Company during the time they were employed or retained by the Company, and to the best knowledge of the Company, at no time during conception or reduction to practice of such Intellectual Property of the Company were any such employees or consultants operating under any grant from a government entity or agency or subject to any employment agreement or invention assignment or non-disclosure agreement or any other obligation with a third party that would materially and adversely affect the Company's rights in the Intellectual Property of the Company. Such Intellectual Property of the Company does not, to the best knowledge of the Company, include any invention or other intellectual property of such employees or consultants made prior to the time such employees or consultants were employed or retained by the Company nor any intellectual property of any previous employer of such employees or consultants nor the intellectual property of any other person or entity.

      (m) Registration Rights. Other than as set forth in that certain Stock Purchase and Investor Rights Agreement dated as of January 18, 1999 between the Company and Intel, the Company is not currently subject to any agreement providing any person or entity any rights (including piggyback registration rights) to have any securities of the Company registered with the SEC or registered or qualified with any other governmental authority.

      (n) Title to Property and Assets. The properties and assets of the Company are owned by the Company free and clear of all mortgages, deeds of trust, liens, charges, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests that arise in the ordinary course of business and do not in any material respect affect the properties and assets of the Company. With respect to the property and assets it leases, the Company is in compliance with such leases in all material respects.

      (o) Tax Matters. The Company has filed all material tax returns required to be filed, which returns are true and correct in all material respects, and the Company has paid in full all taxes that have become due on or prior to the date hereof (and will have paid when due all taxes that become due after the date hereof and prior to the Closing), including penalties and interest,

CUSIP No. 720035302       Schedule 13D        Page 22 of 73 Pages


assessments, fees and other charges, other than those being contested in good faith and/or those for which adequate reserves have been provided for.

      (p)   Full Disclosure.  The information contained  in  this
Agreement, the Disclosure Letter and the SEC Documents with respect to the business, operations, assets, results of operations and financial condition of the Company, and the
transactions  contemplated  by  this  Agreement,  are  true   and
complete in all material respects and do not omit to state any material fact or facts necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

      (q) Finder's Fee. The Company neither is nor will be obligated for any finder's or broker's fee or commission in connection with this transaction.

      (r) No Personal Interests. To the best of its knowledge, no officer or employee of SWIB has or will receive, directly or indirectly, a personal interest in the Company or its property or anything of substantial economic value for his or her private benefit from the Company, or anyone acting on its behalf, in connection with the investment made pursuant to this Agreement.

      (s) Enforcement and Civil Actions. None of the Company, any of its affiliates, or any directors or officers of the Company or any of its affiliates is or has been the subject of, or a defendant in: (i) an enforcement action or prosecution (or settlement in lieu thereof) brought by a governmental authority relating to a violation of securities, tax, fiduciary or criminal laws, or (ii) a civil action (or settlement in lieu thereof) brought by investors in a common investment vehicle for violation of duties owed to the investors. The Company will notify each Investor within ten days in the event any such action or prosecution is initiated during and period in which such Investor holds any equity securities of the Company.

4.    REPRESENTATIONS, WARRANTIES AND CERTAIN AGREEMENTS  OF  THE
INVESTOR.   Each  of the Investors, severally  and  not  jointly,
hereby represents and warrants to the Company, and agrees that:

      (a) Organization Good Standing and Qualification. If applicable, the Investor is duly organized, validly existing and in good standing under the laws of the state of its incorporation or organization and has all corporate power and authority required to carry on its business as presently conducted. If applicable, the Investor is qualified to do business and is in good  standing  in each jurisdiction in which the failure  to  so qualify would have a Material Adverse Effect. SWIB is an independent agency of the State of Wisconsin.

      (b) Authorization. The execution of this Agreement has been duly authorized by all necessary corporate, agency or other action on the part of the Investor. This Agreement constitutes the Investor's legal, valid and binding obligation, enforceable in accordance with its terms, except as may be limited by (a) (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of law governing the availability of equitable remedies. The Investor has full corporate power and authority to enter into this Agreement, except as rights to

CUSIP No. 720035302       Schedule 13D        Page 23 of 73 Pages


indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

      (c) Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Investor is required in connection with the purchase of the Preference Shares by the Investor.

       (d)   Non-Contravention.   The  execution,  delivery   and
performance   of  this  Agreement  by  the  Investor,   and   the
consummation by the Investor of the transactions contemplated hereby, do not and will not (i) contravene or conflict with the Investor's Certificate of Incorporation, Bylaws or Agreement of Limited Partnership, as applicable, or with respect to SWIB, SWIB's statutory charter; (ii) constitute a violation of any provision of any federal, state, local or foreign law binding upon or applicable to the Investor; or (iii) with respect to each Investor other than SWIB, constitute a default or require any consent under, give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Investor is entitled under, or result in the creation or imposition of any lien, claim or encumbrance on any assets of the Investor under, any contract to which the Investor is a party or any permit, license or similar right relating to the Investor or by which the Investor may be bound or affected.

      (e) Litigation. There is no Action pending that seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement.

      (f) Purchase for Own Account. The Purchased Shares are being acquired for investment for the Investor's own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the Securities Act, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor also represents that it has not been formed for the specific purpose of acquiring the Purchased Shares.

      (g) Investment Experience. The Investor understands that the purchase of the Purchased Shares involves substantial risk. The Investor has experience as an investor in securities of companies and acknowledges that it is able to fend for itself, can bear the economic risk of its investment in the Purchased Shares and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of this investment in the Purchased Shares and protecting its own interests in connection with this investment.

      (h) Accredited Investor Status. Except for the officers and directors of the Company named on Schedule 2 attached hereto, each Investor is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act.

      (i) Restricted Securities. The Investor understands that the Purchased Shares are characterized as "restricted securities" under the Securities Act, inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under the Securities Act and applicable regulations thereunder such securities may be resold without

CUSIP No. 720035302       Schedule 13D        Page 24 of 73 Pages


registration  under  the Securities Act only in  certain  limited
circumstances.   The Investor is familiar with Rule  144  of  the
SEC,   as  presently  in  effect,  and  understands  the   resale
limitations imposed thereby and by the Securities Act.

     (j) Legends. The Investor agrees that the certificates for the Purchased Shares shall bear the following legend:

     "The shares represented by this certificate have not been registered under the Securities Act of 1933 or with any state securities commission, and may not be transferred or disposed of by the holder in the absence of a registration statement which is effective under the Securities Act of 1933 and applicable state laws and rules, or, unless, immediately prior to the time set for transfer, such transfer may be effected without violation of the Securities Act of 1933 and other applicable state laws and rules."

In addition, the Investor agrees that the Company may place stop transfer orders with its transfer agents with respect to such certificates. The appropriate portion of the legend and the stop transfer orders will be removed promptly upon delivery to the Company of such satisfactory evidence as reasonably may be required by the Company that such legend or stop orders are not required to ensure compliance with the Securities Act.

      (k)   Finder's  Fee.   Investor  neither  is  nor  will  be
obligated for any finder's or broker's fee or commission in connection with this transaction.

5.   CONDITIONS TO THE INVESTORS' OBLIGATIONS AT CLOSING.

The obligations of the Investors under Sections l and 2 of this Agreement are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions:

      (a) Representations and Warranties True. Each of the representations and warranties of the Company contained in
Section 3 shall be true and correct in all material respects on and as of the date of the Disclosure Letter (as defined in Section 7(a)(ii) below) and on and as of the date of the Closing, except as set forth in the Disclosure Letter, with the same effect as though such representations and warranties had been made as of the Closing.

      (b) Performance. The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

      (c) Securities Exemptions. The offer and sale of the Purchased Shares to the Investors pursuant to this Agreement shall be exempt from the registration requirements of the Securities Act and the registration and/or qualification requirements of all applicable state securities laws.

      (d) Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Investors, and the Investors shall have

CUSIP No. 720035302       Schedule 13D        Page 25 of 73 Pages


received  all such counterpart originals and certified  or  other
copies  of  such  documents as it may reasonably  request.   Such
documents shall include but not be limited to the following:

           (i) Certified Charter Documents. A copy of (i) the Certificate of Incorporation certified as of a recent date by the Secretary of State of Delaware as a complete and correct copy thereof, (ii) a copy of the Certificate of Designations certified as of a recent date by the Secretary of State of Delaware, (iii) a copy of the Certificate of Decrease of the Series A Preference Stock, in the form attached hereto as Exhibit A-1, certified as of a recent date by the Secretary of State of Delaware, and (iv) the Bylaws of the Company (as amended through the date of the Closing) certified by the Secretary of the Company as a true and correct copy thereof as of the Closing.

           (ii) Board Resolutions. A copy, certified by the Secretary of the Company, of the resolutions of the Board of Directors of the Company providing for the approval of this Agreement and the issuance of the Purchased Shares and the shares of Common Stock issuable upon conversion of the Purchased Shares, and the other matters contemplated hereby and thereby.

           (iii) Registrar and Transfer Agent Certificate. A certificate, executed by the Company's registrar and transfer agent certifying the number of outstanding shares of Common Stock of the Company as of a recent date reasonably acceptable to the Investors.

           (iv) Stock Certificate. Each of the Investors shall have received prior to funding stock certificates representing the number of Purchased Shares purchased hereunder.

      (e) Opinion of Company Counsel. The Investors will have received an opinion on behalf of the Company, dated as of the date of the Closing, from each of Ropes & Gray outside counsel to the Company, in the form attached as Exhibit B, and the General Counsel of the Company, in the form attached hereto as Exhibit C.

      (f) No Material Adverse Effect. Between the date hereof and the Closing, there shall not have occurred any Material
Adverse Effect to the Company.

      (g) Nasdaq Requirements. All requirement of the Nasdaq National Market in connection with the transactions contemplated by this Agreement shall have been complied with by the Company. The shares of Common Stock issuable upon conversion of the Purchased Shares shall have been approved for quotation on the Nasdaq National Market.

     (h) Investor Satisfaction with Review of Disclosure Letter. The Investors shall be satisfied, in the Investors discretion, with their review of the contents of the Disclosure Letter (as
defined  in  Section  7(a)(ii));  provided,  however,  that   the
Investors' willingness to proceed with the Closing shall not affect the Company's liability for the breach by the Company of any of its representations or warranties.

      (i) Other Actions. The Company shall have executed such certificates, agreements, instruments and other documents, and taken such other actions as shall be customary or reasonably requested by the Investors in connection with the transactions contemplated hereby.

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CUSIP No. 720035302       Schedule 13D        Page 26 of 73 Pages


     (j)  Other Agreements.

           (i) With respect solely to the obligations of Intel hereunder, Intel or its affiliates and 1414c Inc. shall have entered into an agreement regarding a multiyear hosting commitment, access to market cameras and other provisions mutually acceptable to Intel or its affiliates and 1414c Inc. In addition, Intel or its affiliates shall have received the eMedia application service for use internal to Intel or its affiliates without charge for 24 months.

           (ii) With respect solely to the obligations of Intel hereunder, Bedrock and the Company shall have entered into an agreement in which the Company extends to Bedrock a 36 month commitment not to compete with any product whose predominant function is a speakerphone.

           (iii) Each Investor shall have received the number of common shares of 1414c Inc., on a fully diluted basis, set forth opposite such Investor's name on Schedule 1 attached hereto.

      (k) The aggregate amount of funds raised by the Company pursuant to this Agreement shall be at least Twenty Million Dollars ($20,000,000) but in no event greater than Twenty-Two Million Dollars ($22,000,000). Members of the Company's Board of Directors and senior managers of the Company shall have purchased hereunder, in the aggregate, Series B Preference Stock with a minimum value of Eight Hundred Thousand Dollars ($800,000).

      (l) All of the Purchased Shares shall have been purchased hereunder and the Company shall have received from each Investor the full Purchase Price set forth opposite such Investor's name on Schedule 1 attached hereto.

6.    CONDITIONS  TO THE COMPANY'S OBLIGATIONS AT  CLOSING.   The
obligations of the Company to the Investors under this Agreement are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions:

        (a) Representations and Warranties True. The representations and warranties of the Investors contained in
Section 4 shall be true and correct in all material respects on and as of the date hereof and on and as of the date of the Closing with the same effect as though such representations and warranties had been made as of the Closing.

      (b) Performance. The Investors shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

      (c) Payment of Purchase Price. The Investors shall have delivered to the Company the Purchase Price as specified in
Section 1(b).

      (d) Securities Exemptions. The offer and sale of the Purchased Shares to the Investors pursuant to this Agreement shall be exempt from the registration requirements of the

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CUSIP No. 720035302       Schedule 13D        Page 27 of 73 Pages


Securities   Act   and  the  registration  and/or   qualification
requirements of all applicable state securities laws.

      (e) Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto will be reasonably satisfactory in form and substance to the Company and to the Company's legal counsel, and the Company will have received all such counterpart originals and certified or other copies of such documents as it may reasonably request.

      (f)   Nasdaq Requirements.  All requirement of  the  Nasdaq
National Market in connection with the transactions contemplated by this Agreement shall have been complied with.

      (g) Other Actions. The Investors shall have executed such certificates, agreements, instruments and other documents, and taken such other actions as shall be customary or reasonably requested by the Company in connection with the transactions contemplated hereby.

7.   COVENANTS OF THE PARTIES.

Except as otherwise set forth below, the Company and each of the Investors, severally and not jointly, agree as follows:

      (a)   Review  of  the Company by the Investors;  Disclosure
Letter.

           (i) Review of Company. Between the date hereof and the earlier of the termination of this Agreement in accordance with its terms or the Closing Date, each Investor's authorized agents (including its attorneys and accountants), at such Investor's expense, shall have full authority to commence a complete review of the Company, its assets, properties, business, operations, prospects and condition (financial and otherwise), including records of its counsel (except to the extent the disclosure of any such information would likely result in loss of attorney-client privilege with respect to such information). The Company will cooperate fully with such examination and will make full and complete disclosure to the Investors and their representatives of all facts relating to the Company and its assets, properties, liabilities, business, operations, prospects and condition (financial or otherwise). The Company understands that the purchase of the Purchased Shares by the Investors and the other transactions contemplated by this Agreement are expressly conditioned upon the Investors' satisfaction with the results of the examination described in this Section 7(a)(i). The Investors agree to use all reasonable efforts to complete their review of the Company by the date hereof.

           (ii) Disclosure Letter. On or prior to the date hereof, the Company has delivered to each Investor a disclosure letter (the "Disclosure Letter"), which sets forth exceptions, if any, to the representations and warranties made by the Company in
Article  3 hereof.  In any determination of whether any  Investor is entitled to indemnification for the breach of any representations or warranties set forth in this Agreement, only the Disclosure Letter shall be relevant, and the identification of any matters on any drafts of the Disclosure Letter shall not be introduced as evidence or otherwise used in any manner in connection therewith.

     (b)  [This Section Intentionally Left Blank]

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CUSIP No. 720035302       Schedule 13D        Page 28 of 73 Pages


     (c)  Information Rights.

           (i) Financial Information. The Company covenants and agrees that, commencing on the Closing and continuing for so long as an Investor holds any Purchased Shares, the Company shall:

                (A) Annual Reports. Furnish to the Investor promptly following the filing of such report with the SEC a copy of the Company's Annual Report on Form 10-K for each fiscal year, which shall include a consolidated balance sheet as of the end of such fiscal year, a consolidated statement of income and a consolidated statement of cash flows of the Company and its subsidiaries for such year, setting forth in each case in comparative form the figures from the Company's previous fiscal year, all prepared in accordance with generally accepted accounting principles and practices and audited by nationally recognized independent certified public accountants. In the event the Company shall no longer be required to file Annual Reports on Form 10-K, the Company shall, within ninety (90) days following the end of each respective fiscal year, deliver to the Investor a copy of such balance sheets, statements of income and statements of cash flows.

                (B) Quarterly Reports. Furnish to the Investor promptly following the filing of such report with the SEC, a copy of each of the Company's Quarterly Reports on Form 10-Q, which shall include a consolidated balance sheet as of the end of the respective fiscal quarter, consolidated statements of income and consolidated statements of cash flows of the Company and its subsidiaries for the respective fiscal quarter and for the year to-date, setting forth in each case in comparative form the figures from the comparable periods in the Company's immediately preceding fiscal year, all prepared in accordance with generally accepted accounting principles and practices (except, in the case of any Form 10?Q, as may otherwise be permitted by Form 10-Q), but all of which may be unaudited. In the event the Company shall no longer be required to file Quarterly Reports on Form 10-Q, the Company shall, within forty-five (45) days following the end of each of the first three (3) fiscal quarters of each fiscal year, deliver to the Investor a copy of such balance sheets, statements of income and statements of cash flows.

           (ii)  SEC Filings.  The Company shall deliver  to  the
Investor copies of each other document filed with the SEC on a non-confidential basis promptly following the filing of such document with the SEC.

     (d)  Registration Rights.

          (i)  Definitions.  For purposes of this Section 7(d):

                 (A) Registration. The terms "register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act of 1933, as amended, (the "Securities Act"), and the declaration or ordering of effectiveness of such registration statement.

                  (B)     Registrable   Securities.    The   term
"Registrable Securities" means: (x) the Purchased Shares and any shares of Common Stock of the Company issued or issuable

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CUSIP No. 720035302       Schedule 13D        Page 29 of 73 Pages


upon conversion of the Purchased Shares; (y) any other shares of Common Stock of the Company acquired by the Investors from the Company after the date hereof; and (z) any shares of Common Stock of the Company or other securities of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, any of the securities described in the immediately preceding Clauses (x) or (y). Notwithstanding the foregoing, "Registrable Securities" shall exclude any Registrable Securities sold by a person in a transaction in which rights under this Section 7(d) are not assigned in accordance with this Agreement or any Registrable Securities sold in a public offering, whether sold pursuant to Rule 144 promulgated under the Securities Act, or in a registered offering, or otherwise.

               (C) Registrable Securities Then Outstanding. The number of shares of "Registrable Securities then outstanding" shall mean the number of shares of Purchased Shares, shares of Common Stock and other securities that are Registrable Securities and are then issued and outstanding.

                (D) Holder. For purposes of this Section 7(d), the term "Holder" means any person owning of record Registrable Securities that have not been sold to the public or pursuant to Rule 144 promulgated under the Securities Act or any permitted assignee of record of such Registrable Securities to whom rights under this Section 7(d) have been duly assigned in accordance with this Agreement.

                (E) Form S-3. The term "Form S-3" means such form under the Securities Act as is in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC that permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

          (ii) Demand Registration.

                (A)   Request by Holders.  If the Company  shall,
following the Closing, receive a written request from the Holders of twenty-five percent (25%) of the Purchased Shares issued as of the Closing, that the Company file a registration statement under the Securities Act on Form S-3 or such other form as such Holders (upon the advice of the underwriters, if any, engaged by such Holders) may request (including a "shelf" registration statement, if requested by such Holders, during any period of time that Rule 144 is not available as an exemption for the sale in a single 90-day period of all of the Registrable Securities that any such Holder desires to sell, in which case the Company would maintain the effectiveness of such "shelf" registration statement until all such Registrable Securities could be sold under Rule 144 in a single 90-day period) covering the registration of Registrable Securities, then the Company shall, within ten (10) business days of the receipt of such written request, give written notice of such request ("Request Notice") to all Holders, and use commercially reasonable efforts to effect, as soon as practicable, the registration under the Securities Act of all Registrable Securities that Holders request to be registered and included in such registration by written notice given such Holders to the Company within twenty (20) days after receipt of the Request Notice; provided that the Company shall not be obligated to effect any such registration if the Company has, within the six (6) month period preceding the date of such request, already effected a registration under the

CUSIP No. 720035302       Schedule 13D        Page 30 of 73 Pages


Securities Act pursuant to Section 7(d)(iii), other than a registration from which the Registrable Securities of Holders have been excluded with respect to all or any portion of the Registrable Securities the Holders requested be included in such registration; provided, however, that the Company shall have no obligation to cause any registration statement contemplated by this Section 7(d)(ii) to become effective prior to the one hundred and eightieth (180th) day after the Closing Date; provided, further, that the Company shall have no obligation to cause any "shelf" registration statement contemplated by this
Section 7(d)(ii) to become effective prior to the first anniversary of the Closing Date. If requested by such Holders, upon the advice of the underwriters, if any, engaged by such Holders, the Company shall register such Registrable Securities on Form S?1 or any successor registration form.

                (B)  Underwriting.  If the Holders initiating the
registration request under this Section 7(d)(ii) ("Initiating Holders") intend to distribute the Registrable Securities covered by their request by means of an underwriting, then they shall so advise the Company as a part of their request, and the Company shall include such information in the written notice referred to in Section 7(d)(ii)(A). In such event, the right of any Holder to include his or her Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the initiating Holders and such Holder determined based on the number of Registrable Securities held by such Holders being registered). All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting by the Holders of a majority of the Registrable Securities being registered and reasonably acceptable to the Company (including a market stand-off agreement of up to 180 days if required by such underwriters). Notwithstanding any other provision of this Section 7(d)(ii), if the underwriter(s) advise(s) the Company in writing that marketing factors require a limitation of the number of securities to be underwritten then the Company shall so advise all Holders of Registrable Securities that would otherwise be registered and underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be reduced as required by the underwriter(s) and allocated among the Holders of Registrable
Securities on a pro rata basis according to the number of Registrable Securities then outstanding held by each Holder requesting registration (including the initiating Holders); provided, however, that the number of shares of Registrable Securities to be included in such underwriting and registration shall not be reduced unless all other securities of the Company and any selling securityholder other than the Holders are first entirely excluded from the underwriting and registration. Any Registrable Securities excluded and withdrawn from such underwriting shall be withdrawn from the registration.

                (C)  Maximum Number of Demand Registrations.  The
Company shall be obligated to effect only three (3) such registration pursuant to this Section 7(d)(ii).

                (D) Deferral. Notwithstanding the foregoing, if the Company shall furnish to Holders requesting the filing of a registration statement pursuant to this Section 7(d)(ii) a certificate signed by the President or Chief Executive Officer of the Company stating that in the good faith judgment of the Company's Board of Directors, it would be materially detrimental to the Company and its stockholders for such registration statement to be filed, then the Company

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CUSIP No. 720035302       Schedule 13D        Page 31 of 73 Pages


shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the initiating Holders; provided, however, that the Company may not utilize this right more than once in any twelve (12) month period.

                 (E) Expenses. All expenses incurred in connection with any registration pursuant to this Section 7(d)(ii), including all federal and "blue sky" registration, filing and qualification fees, printer's and accounting fees, and fees and disbursements of counsel for the Company (but excluding underwriters' discounts and commissions relating to shares sold by the Holders), shall be borne by the Company. Each Holder participating in a registration pursuant to this Section 7(d)(ii) shall bear such Holder's proportionate share (based on the total number of shares sold in such registration other than for the account of the Company) of all discounts, commissions or other amounts payable to underwriters or brokers in connection with such offering by the Holders. Notwithstanding the foregoing, the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to this Section 7(d)(ii) if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered, unless the Holders of such majority agree that such registration constitutes the use by the Holders of one (1) demand registration pursuant to this Section 7(d)(ii) (in which case such registration shall also constitute the use by all Holders of Registrable Securities of one (l) such demand registration); provided further, however, that if at the time of such withdrawal, the Holders have learned of a material adverse change relating to the Company not known to the Holders at the time of their request for such registration and have withdrawn their request for registration after learning of such material adverse change, then the Holders shall not be required to pay any of such expenses and such registration shall not constitute the use of a demand registration pursuant to this Section 7(d)(ii).

           (iii) Piggyback Registrations. The Company shall notify all Holders of Registrable Securities in writing at least thirty (30) days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company (including registration statements relating to secondary offerings of securities of the Company, but excluding registration statements relating to any employee benefit plan or any merger or other corporate reorganization) and will afford each such Holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by such Holder shall within twenty
(20) days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in such registration statement. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

                (A) Underwriting. If a registration statement under which the Company gives notice under this Section 7(d)(iii) is for an underwritten offering, then the Company shall so advise the Holders of Registrable Securities. In such event, the right of any such Holder's Registrable Securities to be included in such a registration pursuant shall be

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CUSIP No. 720035302       Schedule 13D        Page 32 of 73 Pages


conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting (including a market stand-off agreement of up to 180 days if required by such underwriters); provided, however, that it shall not be considered customary to require any of the Holders to provide representations and warranties  regarding  the  Company  or  indemnification  of  the underwriters for material misstatements or omissions in the registration statement or prospectus for such offering. Notwithstanding any other provision of this Agreement, if the managing underwriter determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares from the registration and the underwriting; provided; however, that the securities to be included in the registration and the underwriting shall be allocated, (1) first to the Company (provided, however, that a minimum of twenty-five percent (25%) of the number of Registrable Securities held by each Holder (where any Registrable Securities that are not shares of Common Stock but are exercisable or exchangeable for, or convertible into, shares of Common Stock, shall be deemed to have been so exercised, exchanged or converted for such purpose) must also in any event be included if requested by any such Holder), (2) second, to the extent the managing underwriter determines additional securities can be included after compliance with Clause (1), to each of the Holders (to the extent not included pursuant to Clause (1)) requesting inclusion of their Registrable Securities in such registration statement on a pro rata basis based on the total number of Registrable Securities and other securities entitled to registration then held by each such Holder, and (3) third, to the extent the managing underwriter determines additional securities can be included after compliance with Clauses (1) and (2), any other shares of Common Stock or other securities of the Company. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration. For any Holder that is a partnership, the Holder and the partners and retired partners of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons, and for any Holder that is a corporation, the Holder and all corporations that are affiliates of such Holder, shall be deemed to be a single "Holder," and any pro rata reduction with respect to such "Holder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "Holder," as defined in this sentence.

                 (B) Expenses. All expenses incurred in connection with a registration pursuant to this Section 7(d)(iii) (excluding underwriters' and brokers' discounts and commissions relating to shares sold by the Holders), including all federal and "blue sky" registration, filing and qualification fees, printers' and accounting fees, and fees and disbursements of counsel for the Company, shall be borne by the Company.

                 (C) Not Demand Registration. Registration pursuant to this Section 7(d)(iii) shall not be deemed to be a demand registration as described in Section 7(d)(ii) above. Except as otherwise provided herein, there shall be no limit on the number of times the Holders may request registration of Registrable Securities under this Section 7(b)(iii).

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CUSIP No. 720035302       Schedule 13D        Page 33 of 73 Pages


           (iv) Form S-3 Registration. If requested by an Investor, the Company shall use all reasonable commercial efforts to cause to be filed and become effective with the SEC a Registration Statement on Form S-3 relating to all of the Registrable Securities (in the event such registration statement is not effective on such date, the Company shall continue to use all reasonable commercial efforts to cause it to become effective until it becomes effective), such Registration Statement to be effected only for sales or other transfers by the Investor in connection with offerings, sales and transfers not constituting an underwritten public offering; provided, however, that the Company shall not be obligated to cause such registration statement to become effective before the ninety first (91st) day following the Closing Date; provided, further, that in the event Form S-3 is not available to the Company, the Company shall file such other form as may be available if Holders who hold
Registrable Securities with a market value of at least One Million Dollars ($1,000,000) deliver a written request to the Company that the Company do so, where such market value is determined as of the date of such written request. The Company shall use its best efforts to cause any such Registration Statement to become effective as promptly as possible after such filing (but shall not be required to cause such Registration Statement to become effective prior to the ninety first (91st) day following the Closing Date) and shall also use its best efforts to obtain any related qualifications, registrations or other compliances that may be necessary under any applicable "blue sky" laws. In connection with such registration, the Company will:

                (A)  Notice.  Promptly give written notice to the
Holders   of   the   proposed  registration   and   any   related
qualification or compliance; and

                (B) Registration. Effect such registration and all such qualifications and compliances and as would permit or facilitate the sale and distribution of all or such portion of such Holders or Holders' Registrable Securities on and after the ninetieth (90th) day following the Closing Date; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this
Section 7(d)(iv) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

               (C) Expenses. The Company shall pay all expenses incurred in connection with each registration requested pursuant to this Section 7(d)(iv), excluding underwriters' or brokers' discounts and commissions relating to shares sold by the Holders, including federal and "blue sky" registration, filing and qualification fees, printers' and accounting fees, and fees and disbursements of counsel.

                (D) Deferral. Notwithstanding the foregoing, if the Company shall furnish to Holders requesting the filing of a registration statement pursuant to this Section 7(d)(iv), a certificate signed by the President or Chief Executive Officer of the Company stating that in the good faith judgment of the Company's Board of Directors, it would be materially detrimental to the Company and its stockholders for such registration statement to be filed, then the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the initiating Holders; provided, however, that the Company may not utilize this right more than once in any twelve (12) month period, and the period of time

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CUSIP No. 720035302       Schedule 13D        Page 34 of 73 Pages


that the Company is obligated to maintain the effectiveness of any registration statement under Clause (F) below shall be extended for the length of any such period of deferral.

                 (E)    Not   Demand  Registration.    Form   S-3
registrations shall not be deemed to be demand registrations as described in Section 7(d)(ii) above.

                (F) Maintenance. The Company shall use all reasonable commercial efforts to maintain the effectiveness of any Form S-3 registration statement filed under this Section 7(d)(iv) until the earlier of: (a) the date on which all of the Registrable Securities have been sold; and (b) the first anniversary of the effective date of such registration statement; provided, however, that unless all of the Registrable Securities held by an Investor as of such first anniversary could then be sold in a single transaction in accordance with Rule 144 under the Securities Act without exceeding the volume limitations thereof, if the Company receives written notice from such Investor that such Investor may be deemed to be an "affiliate" of the Company for purposes of the Securities Act, the date in this Clause (b) shall be extended until such Investor advises the Company that it no longer believes it may be deemed such an "affiliate."

           (v) Obligations of the Company. Whenever required to effect the registration of any Registrable Securities under this Agreement the Company shall, as expeditiously as reasonably possible:

                (A) Registration Statement. Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use commercially reasonable efforts to cause such registration statement to become effective; provided, however, that, except as otherwise required by in this Section 7(d), the Company shall not be required to keep any such registration statement effective for more than ninety (90) days.

               (B) Amendments and Supplements. Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

                (C) Prospectuses. Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such registration.

                 (D) Blue Sky. Use commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

                 (E)    Underwriting.   In  the  event   of   any
underwritten  public  offering,  enter  into  and   perform   its
obligations  under  an  underwriting  agreement  in   usual   and
customary

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CUSIP No. 720035302       Schedule 13D        Page 35 of 73 Pages


form (including customary indemnification of the underwriters by the Company), with the managing underwriter(s) of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement; provided, however, that it shall not be considered customary to require any of the Holders to provide representations and warranties regarding the Company or indemnification of the underwriters for material misstatements or omissions in the registration statement or prospectus for such offering.

                 (F) Notification. Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

                (G) Opinion and Comfort Letter. Furnish, at the request of any Holder requesting registration of Registrable
Securities, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and (ii) in the event that such securities are being sold through underwriters, a "comfort" letter dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters and to the Holders requesting registration of Registrable Securities.

           (vi) Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 7(d)(ii), (iii) or (iv) that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as shall be required to timely effect the registration of their Registrable Securities.

            (vii)       Indemnification.   In   the   event   any
Registrable Securities are included in a registration statement under Sections 7(d)(ii), (iii) or (iv):

                (A) By the Company. To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the partners, officers, shareholders, employees, representatives and directors of each Holder, any underwriter (as determined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Securities Exchange Act of 1934, as amended, against any losses, claims, damages, or Liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims,

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CUSIP No. 720035302       Schedule 13D        Page 36 of 73 Pages


damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"):

                     (x)   any untrue statement or alleged untrue
statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto;

                     (y)   the  omission or alleged  omission  to
state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or

                     (z)   any violation or alleged violation  by
the Company of the Securities Act, the Exchange Act, any federal or state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal or state securities law in connection with the offering covered by such registration statement;

and the Company will reimburse each such Holder, partner, officer, shareholder, employee, representative, director, underwriter or controlling person for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this subsection shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation that occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, officer, shareholder, employee, representative, director, underwriter or controlling person of such Holder.

                (B) By Selling Holders. To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder's partners, officers, shareholders, employees, representatives and directors and any person who controls such Holder within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such officer or director, controlling person, underwriter or other such Holder, partner, officer, shareholder, employee, representative, director or controlling person of such other Holder may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such officer or director, controlling person, underwriter or other Holder, partner, officer, shareholder, employee, representative, director or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action: provided, however, that the indemnity agreement

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CUSIP No. 720035302       Schedule 13D        Page 37 of 73 Pages


contained in this subsection shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further, that the total amounts payable in indemnity by a Holder under this subsection or otherwise in respect of any and all Violations shall not exceed in the aggregate the net proceeds received by such Holder in the registered offering out of which such Violations arise.

                 (C) Notice. Promptly after receipt by an indemnified party under of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this section, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, to the extent that representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of liability except to the extent the indemnifying party is prejudiced as a result thereof.

                (D) Defect Eliminated in Final Prospectus. The foregoing indemnity agreements of the Company and Holders are subject to the condition that, insofar as they relate to any Violation made in a preliminary prospectus but eliminated or remedied in the amended prospectus on file with the SEC at the time the registration statement in question becomes effective or the amended prospectus filed with the SEC pursuant to SEC Rule 424(b) (the "Final Prospectus"), such indemnity agreement shall not inure to the benefit of any person if a copy of the Final Prospectus was timely furnished to the indemnified party and was not furnished to the person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Securities Act.

                (E) Contribution. In order to provide for just and equitable contribution to joint liability under the
Securities Act in any case in which either (i) any Holder exercising rights under this Agreement, or any controlling person of any such Holder, makes a claim for indemnification pursuant to this section, but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this section provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling Holder or any such controlling person in circumstances for which indemnification is provided under this section; then, and in each such case, the Company and such Holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such Holder is responsible for the portion represented by the percentage that the public offering price of its Registrable Securities offered by and sold

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CUSIP No. 720035302       Schedule 13D        Page 38 of 73 Pages


under the registration statement bears to the public offering price of all securities offered by and sold under such registration statement, and the Company and other selling Holders are responsible for the remaining portion; provided, however, that, in any such case: (A) no such Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

               (F) Survival. The obligations of the Company and Holders under this Section 7(d)(vii) shall survive until the fifth anniversary of the completion of any offering of Registrable Securities in a registration statement, regardless of the expiration of any statutes of limitation or extensions of such statutes.

           (viii) Termination of the Company's Obligations. The Company shall have no obligations pursuant to this Section 7(d) (other than pursuant to Section 7(d)(vii) hereof) with respect to any Registrable Securities proposed to be sold by a Holder in a registration pursuant to Section 7(d)(ii), (iii) or
(iv) upon the earlier to occur of (a) the date seven (7) years after the Closing Date, and (b) such date that all shares of Registrable Securities beneficially owned or subject to Rule 144 aggregation by such Holder may immediately be sold under Rule 144 (without regard to Rule 144(k)) during any 90-day period.

           (ix) No Registration Rights to Third Parties. Without the prior written consent of the Holders of at least 66 2/3% of the Series B Preference Stock then outstanding, the Company covenants and agrees that it shall not grant, or cause or permit to be created, for the benefit of any person or entity any registration rights of any kind (whether similar to the demand, "piggyback" or Form S-3 registration rights described in this
Section 7, or otherwise) relating to shares of the Company's Common Stock or any other securities of the Company that are pari passu or superior to the rights granted under this Section 7(d).

            (x)   Suspension  Provisions.   Notwithstanding   the
foregoing subsections of this Section 7(d), the Company shall not be required to take any action with respect to the registration or the declaration of effectiveness of the registration statement following written notice to the Holders from the Company (a "Suspension Notice") of the existence of any state of facts or the happening of any event (including pending negotiations relating to, or the consummation of, a transaction, or the occurrence of any event that the Company believes, in good faith, requires additional disclosure of material, non-public information by the Company in the registration statement that the Company believes it has a bona fide business purpose for preserving confidentiality or that renders the Company unable to comply with the published rules and regulations of the SEC promulgated under the Securities Act or the Securities Exchange Act, as in effect at any relevant time (the "Rules and
Regulations")) that would result in (1) the registration statement, any amendment or post-effective amendment thereto, or any document incorporated therein by reference containing an untrue statement of

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CUSIP No. 720035302       Schedule 13D        Page 39 of 73 Pages


a material fact or omitting to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (2) the prospectus issued under the registration statement, any prospectus supplement, or any document incorporated therein by reference including an untrue statement of material fact or omitting to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, provided that the Company (1) shall not issue a Suspension Notice more than once in any 12 month period, (2) shall use its best efforts to remedy, as promptly as practicable, but in any event within thirty (30) days of the date on which the Suspension Notice was delivered, the circumstances that gave rise to the Suspension Notice and deliver to the Holders notification that the Suspension Notice is no longer in effect and (3) shall not issue a Suspension Notice for any period during which the Company's executive officers are not similarly restrained from disposing of shares of the Company's Common Stock. Upon receipt of a Suspension Notice from the Company, all time limits applicable to the Holders under this Section 7(d) shall automatically be extended by an amount of time equal to the amount of time the Suspension Notice is in effect, the Holders will forthwith discontinue disposition of all such shares pursuant to the registration statement until receipt from the
Company of copies of prospectus supplements or amendments prepared by or on behalf of the Company (which the Company shall prepare promptly), together with a notification that the Suspension Notice is no longer in effect, and if so directed by the Company, the Holders will deliver to the Company all copies in their possession of the prospectus covering such shares current at the time of receipt of any Suspension Notice.

           (xi) The Company agrees (A) to file with the SEC a registration statement covering the Series B Preference Stock and underlying Common Stock within thirty (30) days after the Closing Date; (B) to cause the effectiveness of such registration statement covering the Series B Preference Stock and underlying Common Stock within 120 days after the Closing Date, and to notify each Investor of the effectiveness of such registration statement promptly after such effectiveness; and (C) to use all reasonable commercial efforts to cause such registration statement to remain effective for one (1) year following the initial effective date of such registration statement. If such registration statement is not declared effective by the SEC within 120 days after the Closing Date, the Company shall pay the Liquidated Damages Amount (as defined below) to each Investor each week until such registration statement is declared effective. For purposes of the preceding sentence, "Liquidated Damages Amount" means an amount equal to 0.25% of the Purchase Price paid by Intel or SWIB, as the case may be.

      (e) Obligations Regarding Confidential Information. The terms and conditions of this Agreement and any agreements or instruments related hereto (collectively, the "Financing Terms"), including their existence, shall be considered confidential information and shall not be disclosed by any party hereto to any third party except in accordance with the provisions set forth in this Agreement; provided, however, that the Financing Terms shall not include any information that was (i) publicly known and generally available in the public domain prior to its disclosure by the Company, (ii) becomes publicly known and generally available in the public domain through no action or inaction on the part of the Company or (iii) becomes publicly known by written consent or other action of Intel and SWIB.

           (i) Press Releases, Etc. No announcement regarding the Financing Terms in a press release, conference, advertisement, announcement, professional or trade publication, mass marketing materials or otherwise to the general public may be made without the prior written consent of Intel and the prior consent of SWIB. No announcement regarding Intel in a press release, conference, advertisement, announcement, professional or trade publication, mass

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CUSIP No. 720035302       Schedule 13D        Page 40 of 73 Pages


marketing materials or otherwise to the general public may be made without the prior written consent of Intel.

            (ii)  Permitted  Disclosures.   Notwithstanding   the
foregoing, (a) any party may disclose any of the Financing Terms to its current or bona fide prospective investors, employees, investment bankers, lenders, accountants and attorneys, in each case only where such persons or entities are subject to appropriate nondisclosure obligations; (b) Intel may disclose its investment in the Company and the Financing Terms to third parties or to the public at its sole discretion and, if it does so, the Company shall have the right to disclose to third parties any such information disclosed in a press release or other public announcement by Intel; (c) SWIB may disclose its investment in the Company and the Financing Terms to third parties or to the public at its sole discretion and, if it does so, the Company shall have the right to disclose to third parties any such information disclosed in a press release or other public announcement by SWIB; (d) the Company may disclose in its Exchange Act filings that each of SWIB and Intel is an investor in the Company, provided that the final form of the disclosure is approved in advance in writing by such party; and (e) SWIB may disclose its investment or any of the Financing Terms pursuant to the requirements of the Wisconsin Public Records Law. To the extent required by the rules and regulations of the SEC, upon the advice of counsel, the Company may file this Agreement as exhibits to its Exchange Act reports; provided, however, that the Company agrees to seek confidential treatment of any portions of those documents requested by Intel or SWIB, and provided further that the Company provides Intel and SWIB with drafts of confidential treatment requests and redacted copies of the agreements at least three (3) business days prior to the filing thereof.

           (iii) Legally Compelled Disclosure. In the event that any party is requested or becomes legally compelled (including, without limitation, pursuant to securities laws and regulations) to disclose the existence of the Financing Terms in contravention of these provisions, such party (the "Disclosing Party") shall provide the other parties (the "Non-Disclosing Parties") with prompt written notice of that fact so that the appropriate party may seek (with the cooperation and reasonable efforts of the other parties) a protective order, confidential treatment or other appropriate remedy. In such event, the Disclosing Party shall furnish only that portion of the information which is legally required and shall exercise reasonable efforts to obtain reliable assurance that confidential treatment will be accorded such information to the extent reasonably requested by any Non?Disclosing Party.

           (iv) Joint Press Release. Prior to the execution of this Agreement, Intel, SWIB and the Company will agree on the content of a joint press release announcing the existence of this Agreement, which press release will be issued promptly following the execution of this Agreement at a time mutually agreed upon by the parties.

          (v) Other Information. The provisions of this Section 7(e) shall be in addition to, and not in substitution for, the provisions of any separate nondisclosure agreement executed by any of the parties hereto with respect to the transactions contemplated hereby. Additional disclosures and exchange of confidential information between the Company and Intel (including any exchanges of information with any the Investor board observer) shall be governed by the terms of the Corporate Non-Disclosure Agreement No. 2722411, dated October 7, 1998,

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CUSIP No. 720035302       Schedule 13D        Page 41 of 73 Pages


executed  by  the Company and the Investor, and any  Confidential
Information Transmittal Records provided in connection therewith.

     (f)  [This Section Intentionally Left Blank]

     (g)  Rights of Participation.

           (i) General. For so long as any Investor holds the equivalent of at least fifty percent (50%) of the Purchased Shares purchased by such Investor hereunder (where any shares of Common Stock held by the Investor as a result of conversion of the Purchased Shares shall be treated as if they had not been converted for these purposes), such number to be proportionately adjusted for stock splits, stock dividends and similar events, such Investor and each other person or entity to whom rights under this Section 7(g) have been duly assigned (each of the Investor and each such assignee, a "Participation Rights Holder") shall have a right of first refusal to purchase such Participation Rights Holder's Pro Rata Share (as defined below) of all New Securities (as defined below) that the Company may from time to time issue during such period (such New Securities would be allocated among the Participation Rights Holders who elect to exercise their right to purchase such New Securities on a pro rata basis according to the number of Purchased Shares held by each such Participation Rights Holder (where any shares of Common Stock held as a result of conversion of Purchased Shares shall be deemed for these purposes to still be Purchased Shares)). The rights described in the preceding sentence, as further described in this Clause (g), are referred to as the "Right of Participation". Notwithstanding the foregoing, a Participation Rights Holder shall not have the Right of Participation with respect to any issuance of New Securities that would result in less than a ten percent (10%) reduction in such Participation Rights Holder's Pro Rata Share (where prior issuances of New Securities in which the such Participation Rights Holder was not entitled to participate are aggregated with the issuance in question for purposes of such ten percent (10%) calculation).

           (ii) Pro Rata Share. "Pro Rata Share" means, with respect to each Participation Rights Holder, the ratio of the following numbers calculated immediately prior to the issuance of the New Securities giving rise to the Right of Participation:
(A) the Participant Share Number (as defined below) for such Participation Rights Holder, to (B) the sum of (a) the total number of shares of Common Stock, Series B Preference Stock and other voting capital stock of the Company then outstanding, plus
(b) the number of shares of voting capital stock issuable upon the exercise, conversion or exchange of any other security of the Company then outstanding.

           (iii) New Securities. "New Securities" means any Common Stock, Preference Stock or other voting capital stock or security of the Company, whether now authorized or not, and rights, options or warrants to purchase such Common Stock or Preference Stock or other voting capital stock or security, and securities of any type whatsoever that are, or may become, convertible into or exchangeable or exercisable for Common Stock, Preference Stock or other voting capital stock or security; provided, however, that the term "New Securities" shall not include:

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CUSIP No. 720035302       Schedule 13D        Page 42 of 73 Pages


                (A) any shares of Common Stock (or options or warrants therefor) issued to employees, officers, directors or consultants of the Company pursuant to any stock purchase, stock option, stock incentive and other employee benefit plans, and agreements having similar purpose and effect, approved by the Board or the Company's Compensation Committee;

                (B) the Purchased Shares issued under this Agreement;

               (C) shares of Common Stock issued upon conversion of any Purchased Shares;

                (D) any securities issued in connection with any stock split stock, dividend or other similar event in which all Participation Rights Holders are entitled to participate on a pro rata basis;

                (E) any securities issued upon the exercise, conversion or exchange of any outstanding security if such outstanding security constituted a New Security; or

                 (F) any securities issued pursuant to the acquisition of another Person, or subsidiary or division thereof, by the Company by consolidation, merger, purchase of assets, or other reorganization.

           (iv) Participant Share Number. "Participant Share Number", with respect to a Participant Rights Holder, means the sum of (1) the number of Purchased Shares held by such Participant, (2) the number of shares of Common Stock converted from Series B Preference Stock held by such Participant, (3) the number of shares of other voting capital stock or security of the Company held by such Participant, and (4) the number of shares of Series B Preference Stock, Common Stock or other voting capital stock or security issuable upon the exercise, conversion or exchange of any other security of the Company held by such Participant.

           (v) Purchase Price. The purchase price paid by the Participant Rights Holder for the New Securities shall equal the lower of (1) the sales price of the New Securities, and (2) the average Market Price (as defined below) of such New Securities over the ten (10) trading days immediately preceding the date on which the Participation Rights Holder elects to purchase such New Securities.

           (vi) Alternative Purchase Price. At the Company's election, if, in written opinion of the Company's independent auditors, made available to each Participation Rights Holder upon request, the effect of determining the purchase price after such issuance pursuant to Clause (v) above would require the Company to take a charge against earnings in accordance with GAAP, then for purposes of this Section 7(g), the purchase price shall mean the Market Price on the date the Participation Rights Holder elects to purchase New Securities.

           (vii) Procedures. If the Company proposes to undertake an issuance of New Securities (in a single transaction or a series of related transactions) in circumstances that entitled a Participation Rights Holder to participate therein in accordance this Clause (g), the Company shall give to each Participation Rights Holder written notice of its intention to issue New Securities (the "Participation Notice"), describing the amount and the type of New Securities and

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CUSIP No. 720035302       Schedule 13D        Page 43 of 73 Pages


the price and the general terms upon which the Company proposes to issue such New Securities. Each Participation Rights Holder shall have fifteen (15) business days from the date of receipt of any such Participation Notice to agree in writing to purchase up to the maximum number of such New Securities that such Participation Rights Holder is entitled to purchase for the purchase price specified in Clause (v) above and upon the terms and conditions specified in the Participation Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such maximum). If any Participation Rights Holder fails to so agree in writing within such 15 business day period, then such Participation Rights Holder shall forfeit the right hereunder to participate in such sale of New Securities; provided, however, that any Participation Rights Holders that have elected to exercise their Right of Participation shall be entitled to exercise such right with respect to any New Securities where such right has been forfeited by such other Participation Rights Holder(s), and the Company shall follow repeat the procedures set forth in this Clause (g)(v) to ascertain whether the electing Participation Rights Holders desire to purchase such other New Securities. All sales hereunder shall be consummated concurrently with the closing of the transaction triggering the Right of Participation.

           (ix) Failure to Exercise. Upon the expiration of such fifteen (15) business day period, the Company shall have one hundred twenty (120) days thereafter, subject to extensions for regulatory compliance, to sell the New Securities described in the Participation Notice (with respect to which the Participation Rights Holders' rights of first refusal hereunder were not exercised), or enter into an agreement to do so within sixty (60) days thereafter (which agreement must be consummated within one hundred twenty (120) days after its execution, subject to extensions for regulatory compliance), at the price (or a higher price) and upon non-price terms not materially more favorable to the purchasers thereof than specified in the Participation Notice. If the Company has not issued and sold such New Securities within such 120?day period, or entered into an agreement to do so within sixty (60) days thereafter (and consummated such agreement within such 120?day period), then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Participation Rights Holders pursuant to this Section 7(g).

      (h) Legal Fees. At the Closing, the Company agrees to pay a flat fee of $15,000 to Intel and $15,000 to SWIB for their expenses (whether external or internal) arising in connection with the transactions contemplated by this Agreement.

     (i)  Covenant Not to Sue.

           (A) For purposes of this Section 7(i), the following definitions shall apply:

                    (1) "Assert" means to bring an action of any nature before any legal, judicial, arbitration, administrative, executive or other type of body or tribunal that has or claims to have authority to adjudicate such action in whole or in part. Examples of such body or tribunal include, without limitation, United States State and Federal Courts, the United States International Trade Commission and any foreign counterparts of any of the foregoing.

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CUSIP No. 720035302       Schedule 13D        Page 44 of 73 Pages


               (2) "Chipset" means any single product consisting of integrated circuit(s) one or more of which is designed to be connected directly to an Intel microprocessor.

                (3) "Company's Products" means all products manufactured by or for Company other than (i) Chipsets, and (ii) microprocessors that are hardware or software compatible with one or more Intel microprocessors.

                  (4) "Intel's Products" means (i) all microprocessors manufactured by or for Intel, (ii) all Chipsets manufactured by or for Intel, and (iii) all products manufactured by or for Intel that cannot be substituted for a product first manufactured by or for Company without a loss of some material functionality.

               (5)  "Patent Rights" means with respect to a party
all of such party's rights arising from or related to all classes or types of patents, utility models and design patents and applications for these classes or types of patent rights and any equivalent rights in all countries of the world that are owned or controlled by such party.

           (B) For so long as Intel holds any shares of Series B Preference Stock, the Company agrees that the Company shall not Assert any Patent Right against Intel, its subsidiaries or affiliates, or their customers (direct or indirect), distributors (direct or indirect), agents (direct or indirect) and contractors (direct or indirect) for the manufacture, use, import, offer for sale or sale of any of Intel's Products or any process or method employed in the manufacture, testing, distribution or use thereof for so long as Intel does not Assert any Patent Right against Company, its subsidiaries or affiliates, or their customers (direct or indirect), distributors (direct or indirect), agents (direct or indirect) and contractors (direct or indirect) for the manufacture, use, import, offer for sale or sale of Company's Products or any process or method employed in the manufacture, testing, distribution or use thereof.

           (C) If Company assigns (directly or by operation of law) ownership of any of its Patent Rights to a third party not bound by this Agreement, then effective immediately prior to such assignment, Company agrees that Intel shall have a nonexclusive, nontransferable license, without right of sublicense, under such assigned Patent Rights to make, use, sell, offer for sale and import Intel's Products. This conditional license shall survive any termination or expiration of this Agreement and shall remain in full force and effect until mutually agreed otherwise by the parties.

           (D) The provisions of this Section 7(i) shall be applicable only as between the Company and Intel.

     (j) Nasdaq National Market. The Company shall use its best efforts to cause the shares of Common Stock issuable upon exercise of the Purchased Shares to be approved for quotation on the Nasdaq National Market as promptly as practicable after the date hereof.

      (k) Option Pricing. The Company shall, within 30 days after the Closing Date, adopt such amendments to the Company's
Plans (as defined in Section 3(b) hereof) and the Company's Bylaws to provide that: (i) the exercise price of any option grants made under such Plans, or

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CUSIP No. 720035302       Schedule 13D        Page 45 of 73 Pages


pursuant to other arrangements or agreements, shall be equal to, or in excess of, the fair market value of the Company's Common Stock on the date of such the grant; and (ii) the Company shall not, without the approval of the holders of a majority of the Common Stock, decrease the exercise price of any stock option grants made under the such Plans or any other arrangements or agreements.

      (l) Sales Below Per Share Purchase Price. The Company agrees that, during the ninety (90) day period following the Closing, the Company will not sell or issue any shares of Series B Preference Stock or Common Stock at a per share price of less than $2.50 (or for other consideration with an equivalent value).

8.   INDEMNIFICATION.

     (a)  Agreement to Indemnify.

           (i) Company Indemnity. Each Investor, its Affiliates and Associates, and each officer, director, shareholder, employer, representative and agent of any of the foregoing (collectively, the "Investor Indemnitees") shall each be indemnified and held harmless to the extent set forth in this
Section 8 by the Company with respect to any and all Damages (as defined below) incurred by any Investor Indemnitee as a proximate result of any inaccuracy or misrepresentation in, or breach of, any representation, warranty, covenant or agreement made by the Company in this Agreement (including any exhibits and schedules hereto). Indemnification claims arising from the registration of Purchased Shares under Federal and state securities laws are covered by Section 7(b) and not this Section 8.

           (ii) Investor Indemnity. The Company, its respective Affiliates and Associates, and each officer, director, shareholder, employer, representative and agent of any of the foregoing (collectively, the "Company Indemnitees") shall each be indemnified and held harmless to the extent set forth in this
Section 8, by an Investor, in respect of any and all Damages incurred by any Company Indemnitee as a proximate result of any inaccuracy or misrepresentation in, or breach of, any representation, warranty, covenant or agreement made by such Investor in this Agreement. Indemnification claims arising from the registration of Purchased Shares under Federal and state securities laws are covered by Section 7(b) and not this Section 8; provided, however, the indemnification obligations of the Investors hereunder shall be several, and not joint and several.

           (iii)     Equitable Relief.  Nothing set forth in this
Section 8 shall be deemed to prohibit or limit any Investor Indemnitee's or Company Indemnitee's right at any time before, on or after the Closing, to seek injunctive or other equitable relief for the failure of any Indemnifying Party to perform or comply with any covenant or agreement contained herein.

      (b) Survival. All representations and warranties of the Investors and the Company contained herein and all claims of any Investor Indemnitee or Company Indemnitee in respect of any inaccuracy or misrepresentation in or breach hereof, shall survive the Closing until the third anniversary of the date of this Agreement, regardless of whether the applicable statute of limitations, including extensions thereof, may expire. All covenants and agreements of the

CUSIP No. 720035302       Schedule 13D        Page 46 of 73 Pages


Investors and the Company contained in this Agreement shall survive the Closing in perpetuity (except to the extent any such covenant or agreement shall expire by its terms). All claims of any Investor Indemnitee or Company Indemnitee in respect of any breach of such covenants or agreements shall survive the Closing until the expiration of two years following the non-breaching party's obtaining actual knowledge of such breach.

     (c) Claims for Indemnification. If any Investor Indemnitee or Company Indemnitee (an "Indemnitee") shall believe that such Indemnitee is entitled to indemnification pursuant to this
Section 8 in respect of any Damages, such Indemnitee shall give the appropriate Indemnifying Party (which for purposes hereof, in the case of an Investor Indemnitee, means the Company, and in the case of a Company Indemnitee, means the Investor) prompt written notice thereof. Any such notice shall set forth in reasonable detail and to the extent then known the basis for such claim for indemnification. The failure of such Indemnitee to give notice of any claim for indemnification promptly shall not adversely affect such Indemnitee's right to indemnity hereunder except to the extent that such failure adversely affects the right of the Indemnifying Party to assert any reasonable defense to such claim. Each such claim for indemnity shall expressly state that the Indemnifying Party shall have only the twenty (20) business day period referred to in the next sentence to dispute or deny such claim. The Indemnifying Party shall have twenty (20) business days following its receipt of such notice either (a) to acquiesce in such claim by giving such Indemnitee written notice of such acquiescence or (b) to object to the claim by giving such Indemnitee written notice of the objection. If the Indemnifying Party does not object thereto within such twenty (20) business day period, such Indemnitee shall be entitled to be indemnified for all Damages reasonably and proximately incurred by such Indemnitee in respect of such claim. If the Indemnifying Party objects to such claim in a timely manner, the senior management of the Company and the Investor shall meet to attempt to resolve such dispute. If the dispute cannot be resolved by the senior management, either party may make a written demand for formal dispute resolution and specify therein the scope of the dispute. Within thirty (30) days after such written notification, the parties agree to meet for one (1) day with an impartial mediator and consider dispute resolution alternatives other than litigation. If an alternative method of dispute resolution is not agreed upon within thirty days after the one day mediation, either party may begin litigation proceedings. Nothing in this section shall be deemed to require arbitration.

      (d) Defense of Claims. In connection with any claim that may give rise to indemnity under this Section 8 resulting from or arising out of any claim or Proceeding against an Indemnitee by a person or entity that is not a party hereto, the Indemnifying Party may (unless such Indemnitee elects not to seek indemnity hereunder for such claim) but shall not be obligated to, upon written notice to the relevant Indemnitee, assume the defense of any such claim or Proceeding if the Indemnifying Party with respect to such claim or Proceeding acknowledges to the Indemnitee the Indemnitee's right to indemnity pursuant hereto to the extent provided herein (as such claim may have been modified through written agreement of the parties) and provides assurances, reasonably satisfactory to such Indemnitee, that the Indemnifying Party will be financially able to satisfy such claim to the extent provided herein if such claim or Proceeding is decided adversely; provided, however, that nothing set forth herein shall be deemed to require the Indemnifying Party to waive any crossclaims or counterclaims the Indemnifying Party may have against the Indemnified Party for damages. The Indemnified Party shall be entitled to retain

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CUSIP No. 720035302       Schedule 13D        Page 47 of 73 Pages


separate counsel, reasonably acceptable to the Indemnifying Party, if the Indemnified Party shall determine, upon the written advice of counsel, that an actual or potential conflict of interest exists between the Indemnifying Party and the
Indemnified Party in connection with such Proceeding. The Indemnifying Party shall be obligated to pay the reasonable fees and expenses of such separate counsel to the extent the Indemnified Party is entitled to indemnification by the Indemnifying Party with respect to such claim or Proceeding under this Section 8(d). If the Indemnifying Party assumes the defense of any such claim or Proceeding, the Indemnifying Party shall select counsel reasonably acceptable to such Indemnitee to conduct the defense of such claim or Proceeding, shall take all steps necessary in the defense or settlement thereof and shall at all times diligently and promptly pursue the resolution thereof. If the Indemnifying Party shall have assumed the defense of any claim or Proceeding in accordance with this Section 8(d), the Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any such claim or Proceeding, with the prior written consent of such Indemnitee, not to be unreasonably withheld; provided, however, that the Indemnifying Party shall pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness thereof; provided further, that the Indemnifying party shall not be authorized to encumber any of the assets of any Indemnitee or to agree to any restriction that would apply to any Indemnitee or to its conduct of business; and provided further, that a condition to any such settlement shall be a complete release of such Indemnitee and its Affiliates, directors, officers, employees and agents with respect to such claim, including any reasonably foreseeable collateral consequences thereof. Such Indemnitee shall be entitled to participate in (but not control) the defense of any such action, with its own counsel and at its own expense. Each Indemnitee shall, and shall cause each of its Affiliates, directors, officers, employees and agents to, cooperate fully with the Indemnifying Party in the defense of any claim or Proceeding being defended by the Indemnifying Party pursuant to this Section 8(d). If the Indemnifying Party does not assume the defense of any claim or Proceeding resulting therefrom in accordance with the terms of this Section 8(d), such Indemnitee may defend against such claim or Proceeding in such manner as it may deem appropriate, including settling such claim or Proceeding after giving notice of the same to the Indemnifying Party, on such terms as such Indemnitee may deem appropriate. If any Indemnifying Party seeks to question the manner in which such Indemnitee defended such claim or Proceeding or the amount of or nature of any such settlement, such Indemnifying Party shall have the burden to prove by a preponderance of the evidence that such Indemnitee did not defend such claim or Proceeding in a reasonably prudent manner.

      (e) Certain Definitions. As used in this Section 8, (a) "Affiliate" means, with respect to any person or entity, any person or entity directly or indirectly controlling, controlled by or under direct or indirect common control with such other person or entity; (b) "Associate" means, when used to indicate a relationship with any person or entity, (1) any other person or entity of which such first person or entity is an officer, director or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class of equity securities, membership interests or other comparable ownership interests issued by such other person or entity, (2) any trust or other estate in which such first person or entity has a ten percent (10%) or more beneficial interest or as to which such first person or entity serves as trustee or in a similar fiduciary capacity, and (3) any relative or spouse of such first person or entity who has the same home as such first person or entity or who is a director or officer of such first person or entity; (c)

CUSIP No. 720035302       Schedule 13D        Page 48 of 73 Pages


"Damages" means all demands, claims, actions or causes of action, assessments, losses, damages, costs, expenses, liabilities, judgments, awards, fines, response costs, sanctions, taxes, penalties, charges and amounts paid in settlement, including (1) interest on cash disbursements in respect of any of the foregoing at the prime rate of Chase Manhattan Bank, as in effect from time to time, compounded quarterly, from the date each such cash disbursement is made until the date the party incurring such cash disbursement shall have been indemnified in respect thereof, and
(2) reasonable out-of-pocket costs, fees and expenses (including reasonable costs, fees and expenses of attorneys, accountants and other agents of, or other parties retained by, such party), and
(d) "Proceeding" means any action, suit, hearing, arbitration, audit, proceeding (public or private) or investigation that is brought or initiated by or against any federal, state, local or foreign governmental authority or any other person or entity.

9. ASSIGNMENT. The rights of each Investor under Section 7(c) and (d) are transferable only to a Person who acquires at least twenty percent (20%) of the Purchased Shares issued on the Closing Date to such Investor (subject to appropriate adjustment for all stock splits, dividends, combinations, recapitalizations and the like where all holders of the Company's Common Stock participate on a pro rata basis). The rights of each Investor under Section 7(g) are transferable only to (a) subsidiary of the Investor, of which the Investor beneficially owns, either directly or indirectly, at least fifty percent (50%) of the voting securities and controls a majority of the Board of Directors or other equivalent governing body or (b) a Person who acquires at least twenty percent (20%) of the Purchased Shares issued on the Closing Date to such Investor (subject to appropriate adjustment for all stock splits, dividends, combinations, recapitalizations and the like where all holders of the Company's Common Stock participate on a pro rata basis) in circumstances where the Investor is transferring such Purchased Shares to such Person to comply with applicable law or a request of a governmental authority (including in connection with any approvals the Investors may be seeking from such governmental authority relating to any acquisition, license or other business activity engaged in, or proposed to be engaged in, by the Investors). No assignment permitted by this Section 9 shall be effective until the Company is given written notice by the assigning party stating the name and address of the assignee and identifying the securities of the Company as to which the rights in question are being assigned. In all cases, any such assignee shall receive such assigned rights subject to all the terms and conditions of this Agreement.

10. TERMINATION. Prior to the Closing, this Agreement may be terminated and the purchase and sale of the Shares contemplated by this Agreement may be abandoned only in accordance with the following provisions:

      (a) by mutual written consent of the Investors and the Company;

      (b) by the Investors or the Company if any court of competent jurisdiction in the United States or other United States federal or state governmental authority shall have issued a final order, decree or ruling, or taken any other final action, restraining, enjoining or otherwise prohibiting the purchase and sale of the Shares, and such order, decree, ruling or other action is or shall have become nonappealable;

CUSIP No. 720035302       Schedule 13D        Page 49 of 73 Pages


      (c) by the Investors, upon five (5) days written notice to the Company, if the Closing shall not have occurred by August 31, 2000 (the "Outside Date"); provided, however, that the Investors may not terminate this Agreement pursuant to this clause (c) if the Investors' failure to fulfill any of its obligations under this Agreement shall have been a principal reason that the Closing shall not have occurred on or before said date;

     (d) by the Company if (i) there shall have been a breach of any representation or warranty on the part of the Investors set forth in this Agreement or if any representation or warranty of the Investors shall have become untrue such that the conditions set forth in Section 6(a) would be incapable of being satisfied by the Outside Date; provided, however, that the Company shall only be able to terminate this Agreement under this Clause (d)(i) if it has not breached any of its obligations hereunder in any material respect; or (ii) there shall have been a breach by the Investors of any of its respective covenants or agreements hereunder in any material respect, and the Investors have not cured such breach within ten (10) business days after notice by the Company thereof; provided, however, that the Company shall only be able to terminate this Agreement under this Clause
(d)(ii) if it has not breached any of its obligations hereunder in any material respect; or

      (e) by the Investors if (i) there shall have been a breach of any representation or warranty on the part of the Company set forth in this Agreement or if any representation or warranty of the Investors shall have become untrue such that the conditions set forth in Section 5(a) would be incapable of being satisfied by the Outside Date; provided, however, that the Investors shall only be able to terminate this Agreement under this Clause (e)(i) if they have not breached any of their obligations hereunder in any material respect; (ii) there shall have been a breach by the Company of any of its respective covenants or agreements hereunder in any material respect, and the Company has not cured such breach within ten (10) business days after notice by the Investors thereof; provided, however, that the Investors shall only be able to terminate this Agreement under this Clause
(e)(ii) if they have not breached any of their obligations hereunder in any material respect; (iii) the Investors do not obtain the approvals contemplated by Section 5(i).

In the event of the termination of this Agreement, this Agreement shall forthwith become void and have no effect without any liability on the part of any party hereto or its affiliates, directors, officers or stockholders; provided, however, nothing contained herein shall relieve any party from liability for any breach of this Agreement prior to such termination.

11.  MISCELLANEOUS.

      (a) Successors and Assigns. The terms and conditions of this Agreement will inure to the benefit of and be binding upon the respective successors and assigns of the parties.

      (b) Governing Law. This Agreement will be governed by and construed under the internal laws of the State of Delaware, without reference to principles of conflict of laws or choice of laws.

CUSIP No. 720035302       Schedule 13D        Page 50 of 73 Pages


     (c)  Counterparts.  This Agreement may be executed in two or more counterparts, each of which will be deemed an original,  but
all   of  which  together  will  constitute  one  and  the   same
instrument.

      (d) Headings. The headings and captions used in this Agreement are used for convenience only and are not to be
considered  in  construing or interpreting this  Agreement.   All
references in this Agreement to sections, paragraphs, exhibits and schedules will, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

      (e) Notices. Any notice required or permitted under this Agreement shall be given in writing, shall be effective when received, and shall in any event be deemed received and effectively given upon personal delivery to the party to be notified or three (3) business days after deposit with the United States Post Office, by registered or certified mail, postage prepaid, or one (1) business day after deposit with a nationally recognized courier service such as Fedex for next business day delivery under circumstances in which such service guarantees next business day delivery, or one (1) business day after facsimile with copy delivered by registered or certified mail, in any case, postage prepaid and addressed to the party to be notified at the address indicated for such party on the signature page hereof or at such other address as the Investor or the Company may designate by giving at least ten (10) days advance written notice pursuant to this Section 11(e).

      (f) No Finder's Fees. Each Investor will indemnify and hold harmless the Company from any liability for any commission or compensation in the nature of a finders' or broker's fee for which such Investor or any of its officers, partners, employees or consultants, or representatives is responsible. The Company will indemnify and hold harmless each Investor from any liability for any commission or compensation in the nature of a finder's or broker's fee for which the Company or any of its officers, employees or consultants or representatives is responsible.

      (g) Amendments and Waivers. The provisions of Section 7 and Section 8 of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company, Intel and the holders of Purchased Shares representing at least 66 2/3% of the total aggregate number of Purchased Shares then outstanding (excluding any of such shares that have been sold in a transaction in which rights under Section 7(b) are not assigned in accordance with this Agreement or sold to the public pursuant to SEC Rule 144 or otherwise). Any amendment or waiver effected in accordance with this Section 11(g) will be binding upon the Investors, the Company and their respective successors and assigns.

      (h) Severability. If any provision of this Agreement is held to be unenforceable under applicable law, such provision will be excluded from this Agreement and the balance of the Agreement will be interpreted as if such provision were so excluded and will be enforceable in accordance with its terms.

CUSIP No. 720035302       Schedule 13D        Page 51 of 73 Pages


      (i) Entire Agreement. This Agreement, together with all exhibits and schedules hereto, constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings duties or obligations between the parties with respect to the subject matter hereof.

      (j) Further Assurances. From and after the date of this Agreement upon the request of the Company or the Investors, the Company and the Investors will execute and deliver such instruments, documents or other writings, and take such other actions, as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

      (k) Meaning of Include and Including. Whenever in this Agreement the word "include" or "including" is used, it shall be deemed to mean "include, without limitation" or "including, without limitation," as the case may be, and the language following "include" or "including" shall not be deemed to set forth an exhaustive list.

      (l) Fees, Costs and Expenses. Except as otherwise set forth in Section 7(h), all fees, costs and expenses (including attorney's' fees and expenses) incurred by the parties hereto in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby and thereby (including the costs associated with any filings with, or compliance with any of the requirements of, any governmental authorities), shall be the sole and exclusive responsibility of such party.

      (m) Competition. Nothing set forth herein shall be deemed to preclude, limit or restrict the Company's or any Investor's ability to compete with the other.

     (n)  Cooperation in HSR Act Filings.

           (i) In the event of a conversion of the Purchased Shares (or any other action by Intel with respect to any Securities of the Company held by Intel) that would require a filing by Intel under the Hart-Scott-Rodino Antitrust
Improvements Act of 1976 (the "HSR Act"), Intel and its respective affiliates (including any "ultimate parent entity", as defined in the HSR Act), and the Company and its respective affiliates (including any "ultimate parent entity", as defined in the HSR Act), shall promptly prepare and make their respective filings and thereafter shall make all required or requested submissions under the HSR Act or any analogous applicable law, if required. In taking such actions or making any such filings, the parties hereto shall furnish information required in connection therewith and seek timely to obtain any applicable actions, consents, approvals or waivers of governmental authorities; provided, however, that the parties hereto shall cooperate with each other in connection with the making of all such filings to the extent permitted by applicable law. Without limiting the generality of the foregoing, to the extent permitted by applicable law and so long as the following will not involve the disclosure of confidential or proprietary information of one party hereto to another, each party shall cooperate with the other by (a) providing copies of all documents to be filed to the non-filing party and its advisors prior to filing and, if requested, accepting reasonable additions, deletions or changes suggested in connection therewith and (b) providing to each other party copies of all correspondence from and to any governmental authority in connection with any such filing.

CUSIP No. 720035302       Schedule 13D        Page 52 of 73 Pages


           (ii) Notwithstanding the foregoing, neither Intel nor any of its affiliates shall be under any obligation to comply with any request or requirement imposed by the Federal Trade Commission (the "FTC"), the Department of Justice (the "DofJ") or any other governmental authority in connection with the compliance with the requirements of the HSR Act, or any other applicable law, if Intel, in the exercise of its reasonable discretion, deems such request or requirement unduly burdensome. Without limiting the generality of the foregoing, Intel shall not be obligated to comply with any request by, or any requirement of, the FTC, the DofJ or any other governmental authority: (i) to disclose information Intel deems it in its best interests to keep confidential; (ii) to dispose of any assets or operations; or (iii) to comply with any proposed restriction on the manner in which it conducts its operations. In the event Intel shall receive a second request in respect of its HSR Filing determined by it to be unduly burdensome and it shall prove unable to negotiate a means satisfactory to Intel for complying with such burdensome second request, or the Federal Trade Commission or Department of Justice shall impose any condition on Intel or its affiliates in respect thereof deemed unacceptable by Intel, the Company and Intel shall cooperate in good faith to negotiate an alternative transaction that provides Intel with the economic benefits it would receive if it converted the Purchased Shares (or took any such other action referenced in the first parenthetical in the first sentence of Clause (i)).

      (o)   Rights  Plan.   Without limiting  the  generality  of
Section 11(j), in the event that Intel desires to take any action permitted by this Agreement, and such action would cause a "Common Stock Event" or any similar event under the Rights Plan (including any successor plan or other plan or mechanism adopted by the Company that has the effect or purpose of discouraging an acquisition of all or any portion of the Company, whether by means of a merger, tender offer, acquisition of assets or stock, or otherwise, the "Rights Plan"), or would trigger or activate any provision of any state or other antitakeover statute, the Company shall take all actions necessary (including action by its Board of Directors) to permit Intel to take such permitted action without causing any such "Common Stock Event," similar event, trigger or activation.

     (p) Stock Splits, Dividends and other Similar Events. The provisions of this Agreement (including the number of shares of Series B Preference Stock, Common Stock and other securities described herein) shall be appropriately adjusted to reflect any stock split, stock dividend, reorganization or other similar event that may occur with respect to the Company after the date hereof.

     [The balance of this page is intentionally left blank.]

CUSIP No. 720035302       Schedule 13D        Page 53 of 73 Pages


IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.


                                    PICTURETEL CORPORATION


                                    By:  /s/Norman E. Gaut

                                    Norman E. Gaut
                                    Printed Name

                                    Chairman & CEO
                                    Title

                                    7/13/00
                                    Date Signed

                                    Address:

                                    100 Minuteman Road
                                    Andover, Massachusetts 01810
                                    Telephone No: (978) 292-5000
                                    Facsimile No:  (978) 292-3334

                                    with copies to:

                                    Picturetel Corporation
                                    Attention:  General Counsel
                                    100 Minuteman Road
                                    Andover, Massachusetts 01810




{Signature  page  to  PictureTel Corporation Stock  Purchase  and
Investor Rights Agreement}

CUSIP No. 720035302       Schedule 13D        Page 54 of 73 Pages


                                    INVESTOR:
                                    INTEL CORPORATION


                                    By:  /s/Ravi Jacob

                                    Ravi Jacob
                                    Printed Name

                                    Assistant Treasurer
                                    Title

                                    Date Signed

                                    Address:

                                    2200 Mission college
                                    Boulevard
                                    Santa Clara, California 95052
                                    Telephone No.:  (408) 765-
                                    1240
                                    Facsimile No.:   (408) 765-
                                    6038

                                    with copies to:

                                    Intel Corporation
                                    Attention:  General Counsel
                                    2200 Mission College
                                    Boulevard
                                    Santa Clara, California 95052

                                    and

                                    Gibson, Dunn & Crutcher
                                    Attention:  Lawrence Calof
                                    1530 Page Mill Road
                                    Palo Alto, California 94304
                                    Telephone No.: (650) 849-5300
                                    Facsimile No.:  (650) 849-
                                    5333


{Signature  page  to  PictureTel Corporation Stock  Purchase  and
Investor Rights Agreement}

CUSIP No. 720035302       Schedule 13D        Page 55 of 73 Pages


                                    INVESTOR:
                                    STATE OF WISCONSIN INVESTMENT
                                    BOARD


                                    By:  /s/John F. Nelson

                                    John F. Nelson
                                    Printed Name

                                    Investment Director
                                    Title

                                    7/13/2000
                                    Date Signed

                                    Address:

                                    121 East Wilson Street
                                    Madison, Wisconsin 53702

{Signature  page  to  PictureTel Corporation Stock  Purchase  and
Investor Rights Agreement}

CUSIP No. 720035302       Schedule 13D        Page 56 of 73 Pages


                                    INVESTOR:
                                    HALPERN DENNY FUND II, L.P.
                                    By:  Halpern Denny & Co. IV,
                                    L.L.C.


                                    By:  /s/David P. Malm

                                    David P. Malm
                                    Printed Name

                                    General Partner
                                    Title

                                    Date Signed

                                    Address:


{Signature  page  to  PictureTel Corporation Stock  Purchase  and
Investor Rights Agreement}

CUSIP No. 720035302       Schedule 13D        Page 57 of 73 Pages


                                    INVESTOR:

                                    (Please Insert Your Name and
                                    Address Below)


                                    By:  /s/Norman E. Gaut

                                    Norman E. Gaut
                                    Printed Name

                                    CEO & Chairman
                                    Title

                                    13 July 2000
                                    Date Signed

                                    Address:

                                    100 Minuteman Dr.
                                    Andover, MA 01810

Signature  page  to  PictureTel Corporation  Stock  Purchase  and
Investor Rights Agreement}

CUSIP No. 720035302       Schedule 13D        Page 58 of 73 Pages


                                    INVESTOR:

                                    (Please Insert Your Name and
                                    Address Below)


                                    By:  /s/Enzo Toressi

                                    Enzo Toressi
                                    Printed Name

                                    Title

                                    July 13th - 00
                                    Date Signed

                                    Address:

                                    211 Tourney Loop
                                    Los Gatos, CA 95032

Signature  page  to  PictureTel Corporation  Stock  Purchase  and
Investor Rights Agreement}

CUSIP No. 720035302       Schedule 13D        Page 59 of 73 Pages


                                    INVESTOR:

                                    (Please Insert Your Name and
                                    Address Below)


                                    By:  /s/Carl Ledbetter

                                    Carl Ledbetter
                                    Printed Name

                                    Title

                                    Date Signed

                                    Address:

                                    346 Madison St.
                                    Denver, CO 80206

Signature  page  to  PictureTel Corporation  Stock  Purchase  and
Investor Rights Agreement}

CUSIP No. 720035302       Schedule 13D        Page 60 of 73 Pages


                                    INVESTOR:

                                    (Please Insert Your Name and
                                    Address Below)


                                    By:  /s/David B. Levi

                                    David B. Levi
                                    Printed Name

                                    Director
                                    Title

                                    July 13, 2000
                                    Date Signed

                                    Address:


Signature  page  to  PictureTel Corporation  Stock  Purchase  and
Investor Rights Agreement}

CUSIP No. 720035302       Schedule 13D        Page 61 of 73 Pages


                                    INVESTOR:

                                    (Please Insert Your Name and
                                    Address Below)


                                    By:  /s/Werner Schmucking

                                    Werner Schmucking
                                    Printed Name

                                    Director
                                    Title

                                    7/13/00
                                    Date Signed

                                    Address:

                                    Defreggustr. 8
                                    81545 Munich Germany

Signature  page  to  PictureTel Corporation  Stock  Purchase  and
Investor Rights Agreement}

CUSIP No. 720035302       Schedule 13D        Page 62 of 73 Pages


                                    INVESTOR:

                                    (Please Insert Your Name and
                                    Address Below)


                                    By:  /s/Lewis Jaffe

                                    Lewis Jaffe
                                    Printed Name

                                    President
                                    Title

                                    7/13/00
                                    Date Signed

                                    Address:

                                    47 Gerold Rd.
                                    Marblehead, MA 01445

Signature  page  to  PictureTel Corporation  Stock  Purchase  and
Investor Rights Agreement}

CUSIP No. 720035302       Schedule 13D        Page 63 of 73 Pages


                                 INVESTOR:

                                 (Please Insert Your Name and
                                 Address Below)


                                 By:  /s/Tim Duffy

                                 Tim Duffy
                                 Printed Name

                                 Group VP, Conferencing Products
                                 Title

                                 July 13, 2000
                                 Date Signed

                                 Address:

                                 PictureTel Corporation
                                 100 Minuteman Road
                                 Andover, MA 01810

Signature  page  to  PictureTel Corporation  Stock  Purchase  and
Investor Rights Agreement}

CUSIP No. 720035302       Schedule 13D        Page 64 of 73 Pages


                                    INVESTOR:

                                    (Please Insert Your Name and
                                    Address Below)


                                    By:  /s/David C. Snow

                                    David C. Snow
                                    Printed Name

                                    V.P., Strategic Initiatives
                                    Title

                                    July 13, 2000
                                    Date Signed

                                    Address:


Signature  page  to  PictureTel Corporation  Stock  Purchase  and
Investor Rights Agreement}

CUSIP No. 720035302       Schedule 13D        Page 65 of 73 Pages


                                    INVESTOR:

                                    (Please Insert Your Name and
                                    Address Below)


                                    By:  /s/Amit Akkad

                                    Amit Akkad
                                    Printed Name

                                    VP & GM - Enterprise Services
                                    Title

                                    7/13/00
                                    Date Signed

                                    Address:

                                    100 Minuteman Drive
                                    Andover, MA 01810

                                    Telephone No.: 978-292-5545
                                    Facsimile No.: 978-292-3393

Signature  page  to  PictureTel Corporation  Stock  Purchase  and
Investor Rights Agreement}

CUSIP No. 720035302       Schedule 13D        Page 66 of 73 Pages


                                    INVESTOR:

                                    (Please Insert Your Name and
                                    Address Below)


                                    By:  /s/Jon Kosheff

                                    Jon Kosheff
                                    Printed Name

                                    Vice President, Finance
                                    Title

                                    7/13/00
                                    Date Signed

                                    Address:


Signature  page  to  PictureTel Corporation  Stock  Purchase  and
Investor Rights Agreement}

CUSIP No. 720035302       Schedule 13D        Page 67 of 73 Pages


                                    INVESTOR:

                                    (Please Insert Your Name and
                                    Address Below)


                                    By:  /s/Ned Semonite

                                    Ned Semonite
                                    Printed Name

                                    VP Product Development
                                    Title

                                    July 13, 2000
                                    Date Signed

                                    Address:

                                    PictureTel Corporation
                                    100 Minuteman Road
                                    Andover, MA 01810

Signature  page  to  PictureTel Corporation  Stock  Purchase  and
Investor Rights Agreement}

CUSIP No. 720035302       Schedule 13D        Page 68 of 73 Pages


                                 INVESTOR:

                                 (Please Insert Your Name and
                                 Address Below)


                                 By:  /s/W. Robert Kellegrew, Jr.

                                 W. Robert Kellegrew, Jr.
                                 Printed Name

                                 Title

                                 7/13/00
                                 Date Signed

                                 Address:

                                 286 Chestnut
                                 Clinton, MA 01510

Signature  page  to  PictureTel Corporation  Stock  Purchase  and
Investor Rights Agreement}

CUSIP No. 720035302       Schedule 13D        Page 69 of 73 Pages


                           SCHEDULE 1


           INVESTORS, ALLOCATION OF PURCHASE PRICE AND
                 NUMBER OF 1414c SHARES RECEIVED

                                        Amount of    # of 1414c
Name                                    Investment   Shares
-------------------------------------   ----------   ---------
1. State of Wisconsin Investment Board  $9,500,000   600,000

2. Halpern Denny Fund II, L.P.          $2,000,000   126,316

3. Norman Gaut                          $255,000     16,104

4. Enzo Toressi                         $110,000     6,947

5. Carl Ledbetter                       $45,000      2,843

6. David Levi                           $150,000     9,474

7. Werner Schmucking                    $50,000      3,158

8. Lewis Jaffe                          $50,000      3,158

9. Timothy Duffy                        $50,000      3,158

10. David Snow                          $50,000      3,158

11. Amit Akkad                          $20,000      1,263

12. Jon Kosheff                         $25,000      1,579

13. Edward Semonite                     $25,000      1,579

14. W. Robert Kellegrew, Jr.            $15,000      947

15. Intel Corporation                   $9,500,000   600,000




Note: Total 1414c shares issued to investors (including Intel) will be 1,379,684. Shares to remain with PictureTel will be 18,620,316.

CUSIP No. 720035302       Schedule 13D        Page 70 of 73 Pages


                           SCHEDULE 2


             CERTAIN OFFICERS AND DIRECTORS WHO ARE
                    NON-ACCCREDITED INVESTORS


Norman Gaut

Enzo Toressi

Carl Ledbetter

David Levi

Werner Schmucking

Lewis Jaffe

Timothy Duffy

David Snow

Amit Akkad

Jon Kosheff

Edward Semonite

W. Robert Kellegrew, Jr.

CUSIP No. 720035302       Schedule 13D        Page 71 of 73 Pages


                            EXHIBIT 5



                          PRESS RELEASE

CUSIP No. 720035302       Schedule 13D        Page 72 of 73 Pages


CONTACTS:

Nicole Burdette               Vicki Hearing
O'Keeffe & Company            State of Wisconsin
610.325.6550 x10              608.261.2415
nburdette@okeeffeco.com       vicki.hearing@swib.state.wi.us



           PICTURETEL RECEIVES $22 MILLION INVESTMENT

      Intel and Wisconsin Board Increase Their Investments

ANDOVER,  MASS., July 13, 2000 - PictureTel Corporation  (NASDAQ:
PCTL) said today that Intel Capital and the State of Wisconsin Investment Board have executed an agreement for each to invest $9.5 million in a new series of non-voting class B preferred shares, convertible into common stock after 90 days from the closing on a one-for-one basis at a purchase price of $2.50 per share.

Additional investments in the new shares have been agreed to by Halpern Denny, a Boston-based equity fund, and by a group of PictureTel directors and senior management, bringing to $22 million the total of new equity announced today. Funding, upon closing conditions specified in the agreement, is anticipated to take place on July 24.

"Securing these new funds is the first step in our efforts to strengthen our balance sheet. We expect to announce shortly the completion of the senior debt component of the financing package," said Lewis Jaffe, PictureTel's president and chief operating officer. "This investment coincides with the introduction of our next series of products. The next generation platform, we believe, will take the videoconferencing industry to the next level. The ease with which data and information can be shared will change the paradigm of how people approach videoconferencing in the future. In addition, we believe no other supplier can match the video and audio quality delivered by our next generation series of products.

The architecture and software for the next generation products was jointly developed with Intel under a previous agreement, Jaffe noted.

The State of Wisconsin Investment Board is currently the largest holder of PictureTel common shares. Halpern Denny, an equity fund, worked with Jaffe when the PictureTel president was a managing director of Arthur Andersen's corporate restructuring practice.

"The State of Wisconsin Investment Board is pleased to be able to participate in this round of funding which will help enable PictureTel to launch its next major product initiative," said John Nelson, Investment Director of Small Company Stocks. "As a long-term shareholder, we look forward to participating in the company's future in the rapidly growing videoconferencing market." The State of Wisconsin Investment Board manages over $70 billion on behalf of 465,000 government employees and retirees.

CUSIP No. 720035302       Schedule 13D        Page 73 of 73 Pages


About Intel Capital

Intel Capital, Intel Corporation's strategic investment program, focuses on making equity investments and acquisitions to grow the Internet economy, including Internet infrastructure, content and services in support of Intel's strategic interests. For more information, visit the company's Web site at www.intel.com/capital.

About PictureTel

PictureTel  Corporation  (NASDAQ: PCTL)  is  a  world  leader  in developing, manufacturing and marketing a full range of integrated visual- and audio-collaboration and streaming-video solutions. The company's systems meet customers' collaboration needs from the desktop to the boardroom. PictureTel also markets network conferencing servers and a comprehensive portfolio of enterprise-wide services. Additional PictureTel information is available at www.picturetel.com. PictureTel collaboration products and services eliminate the barrier of distance, enabling people to be Anywhere Now.

This release includes projections and other forward-looking statements about the company's revenues, earnings, and other measures of economic performance. Actual results could differ materially from forecasts due to many factors such as, for example, competitive pressures, changes in technology, and the difficulty in forecasting in overseas markets and indirect channels. Additional information concerning risks that could cause actual results to differ is contained in the company's annual report on Form 10K as files with the SEC. The company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                               ###

PictureTel  is a registered trademark of PictureTel  Corporation.
PictureTel 900 Series, ImageShare, People+Content, Limelight, and
Anywhere Now are trademarks of PictureTel.